Exhibit 99.1

MANAGEMENT
PROXY CIRCULAR

AND

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

MAY 8, 2013

NOTICE OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS OF THOMSON REUTERS CORPORATION

To our shareholders,

We are pleased to invite you to attend the 2013 Thomson Reuters annual and special meeting of shareholders on Wednesday, May 8, 2013 at 12:00 p.m. (Eastern Daylight Time). The meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. Following the meeting, a webcast will also be available at www.thomsonreuters.com.

BUSINESS

The business of the meeting will be to:

1.	Receive our consolidated financial statements for the year ended December 31, 2012 and the auditor’s report on those statements;

2.	Elect directors;

3.	Appoint the auditor and authorize the directors to fix the auditor’s remuneration;

4.
Consider, and if thought fit, approve an amendment to the Thomson Reuters U.S. employee stock purchase plan to increase the maximum number of common shares authorized for issuance under the plan by seven million common shares;

5.	Consider an advisory resolution on executive compensation; and

6.	Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

These matters are discussed in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2012 performance and our plans for Thomson Reuters going forward. Shareholders in attendance in Toronto will have an opportunity to ask questions.

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 22, 2013.

NOTICE-AND-ACCESS

This year, we are using the new “notice-and-access” system recently adopted by the Canadian Securities Administrators for the delivery of our proxy materials through our website, www.thomsonreuters.com. As a result, we mailed a notice about the website availability of the proxy materials to those shareholders who had previously been receiving a paper copy of the proxy materials. Shareholders who received the notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. In addition, the notice contains instructions on how shareholders may request proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

VOTING

Your vote is important. If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. We’ve enclosed a proxy form that contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, May 6, 2013, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our company. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson	James C. Smith
Chairman of the Board	President & Chief Executive Officer

March 25, 2013

Thomson Reuters Management Proxy Circular

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

Page

2	About this Circular and Related Proxy Materials
3	Business of the Meeting
5	Voting Information
7	Annual and Quarterly Financial Statements and Related MD&A
7	Notice-and-Access
8	Electronic Delivery of Shareholder Communications
8	Principal Shareholder and Share Capital
8	About Our Directors
10	Nominee Information
15	Director Compensation
17	Corporate Governance
21	Audit Committee
23	Corporate Governance Committee
26	HR Committee
26	Succession Planning and Talent Management
27	Majority Voting Policy
27	Director Attendance
27	Interlocking Directorships
28	Risk Management and Internal Controls
28	Disclosure and Communications Controls and Procedures
29	Transactions Involving Directors or Officers
29	Code of Business Conduct and Ethics
29	Trust Principles and Founders Share Company
31	About Our Independent Auditor
32	U.S. Employee Stock Purchase Plan Amendment
33	Advisory Resolution on Executive Compensation (Say on Pay)
34	Compensation Discussion and Analysis
34	Executive Summary
40	Designing and Determining Executive Compensation: The Role of the HR Committee, Our Principal Shareholder and Independent Advisors
42	Our Key Compensation Principles
53	Executive Compensation
62	Indebtedness of Officers, Directors and Employees
63	Directors’ and Officers’ Indemnification and Insurance
63	Additional Information
64	Directors’ Approval
A-1	Appendix A — Plan Descriptions
B-1	Appendix B — Change of Auditor Reporting Package

Thomson Reuters Management Proxy Circular

FAST FACTS ABOUT THOMSON REUTERS

For more information about our company, visit www.thomsonreuters.com.

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 people in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

2012 results:
• Revenues – US$12.9 billion
• Adjusted EBITDA margin* - 27.4%
• Underlying operating profit margin* – 18.6%
• Adjusted earnings per share (EPS)* – US$2.12
• Free cash flow* – US$1.7 billion

Stock exchange listings (Symbol: TRI):
Toronto Stock Exchange (TSX)
New York Stock Exchange (NYSE)

Stock prices (2012):
Closing price (12/31/2012): C$28.78/ US$29.06
52 week high: C$30.25/ US$30.66
52 week low: C$27.09/ US$26.20

Market capitalization (12/31/2012) – Over US$24 billion

Dividend per share (2013 annualized) – $1.30 (representing a 1.6% increase compared to 2012)

*Non-International Financial Reporting Standards (IFRS) financial measure. Please see the note on page 63 for more information.

Front cover photo credit: REUTERS/Shamil Zhumatov, February 2, 2009.

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with our annual and special meeting of shareholders to be held on Wednesday, May 8, 2013. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 16, 2013. In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Thomson Reuters Management Proxy Circular

BUSINESS OF THE MEETING

HIGHLIGHTS

This year’s meeting will cover the following items of business:

	Item of Business	Highlights		Board Vote Recommendation
1	Financial	Receipt of our 2012 audited financial statements.		N/A
statements
		•	Our 2012 annual consolidated financial statements are included in our 2012 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

		•	Shareholders who requested a copy of the 2012 annual report will receive it by mail or e-mail.

		•	Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

2	Directors	At the meeting, 13 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company.		FOR EACH DIRECTOR
NOMINEE
		•	A majority of our directors are independent.

		•	The roles and responsibilities of the Chairman and the CEO are separate.

		•	Shareholders vote annually for individual directors.

3	Auditor	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2014 annual meeting of shareholders.		FOR

4	U.S. employee stock purchase plan amendment	We are proposing to approve an amendment to the Thomson Reuters U.S. employee stock purchase plan to increase the maximum number of common shares issuable under the plan by seven million common shares.		FOR

5	Advisory resolution on executive compensation
As in recent years, we are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

Last year, this resolution was approved by approximately 94% of the votes cast by our shareholders. We have not changed our compensation philosophy or approach since that time. Our board of directors remains committed to a compensation program that pays for performance as a way to drive our management team to achieve higher levels of results for the benefit of our company and our shareholders.

Our company had a new leadership team at the beginning of 2012, led by our new CEO, Jim Smith. Mr. Smith is a 26 year veteran of our company who is highly regarded and respected for his leadership and success during his tenure. Mr. Smith’s new executive team includes Stephane Bello, who became CFO, and new presidents of our four business segments and Global Growth & Operations unit.
FOR

Thomson Reuters Management Proxy Circular

5	Advisory resolution on executive compensation (continued)
In determining 2012 compensation arrangements for our new executive team, the Human Resources (HR) Committee of our board created pay packages which are designed to recognize their various levels of experience and contributions and that fact that Mr. Smith and other new leaders were taking on increased roles and responsibilities at Thomson Reuters. Most of the new compensation arrangements are variable or “at risk” and based on our company’s financial performance. Long-term equity awards that included time-based restricted share units (TRSUs) that do not vest until 2017 were granted as a means of motivating and retaining Messrs. Smith, Bello and others on the new executive team. These TRSUs are not part of the executive team’s typical annual compensation.

Despite an economic environment that proved to be more challenging than we had anticipated, we achieved our 2012 financial targets for revenues, profit and free cash flow and we also made significant progress executing our four key priorities for the year.

We believe that our named executive officers’ compensation is aligned with performance relative to other public companies that we consider to be our peers or comparables.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

6	Other business
If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.
N/A

Thomson Reuters Management Proxy Circular

VOTING INFORMATION

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on March 22, 2013 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of March 15, 2013, there were 828,900,976 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•
You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

o	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

o	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Voting by proxy

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered shareholders

•
You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, the Internet or telephone. Please refer to your proxy form for instructions.

•
You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Thomson Reuters Management Proxy Circular

Voting in person

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•
If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, May 6, 2013.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•
By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, May 6, 2013. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

Thomson Reuters Management Proxy Circular

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

o
To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, May 7, 2013. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

o	To the Chair of the meeting before the meeting starts; or

o	In any other manner permitted by law.

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. We are not sending proxy-related materials directly to non-objecting beneficial owners and we plan to have such materials distributed by intermediaries. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

NOTICE-AND-ACCESS

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

This year, we are using the new “notice-and-access” system recently adopted by the Canadian Securities Administrators for the delivery of our proxy materials through our website. As a result, we mailed a notice about the website availability of the proxy materials to those shareholders who had previously been receiving a paper copy of the proxy materials. Shareholders who received the notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. In addition, the notice contains instructions on how shareholders may request proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

Thomson Reuters Management Proxy Circular

How do I vote under the new “notice-and-access” system?

The voting process is the same as described in the “Voting Information” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.computershare.com/eDelivery and click on “eDelivery Signup”. You will need information from your proxy form to register.

PRINCIPAL SHAREHOLDER AND SHARE CAPITAL

As of March 15, 2013, Woodbridge beneficially owned 455,284,218 of our common shares, or approximately 55% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 30 to our 2012 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2012 and 2011.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

ABOUT OUR DIRECTORS

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2012; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	A majority of our directors are independent;

•	The roles and responsibilities of the Chairman and the CEO are separate; and

•	We have a majority voting policy.

Thomson Reuters Management Proxy Circular

This year, one new director is standing for election to our board of directors. David W. Binet was appointed to the board effective January 1, 2013 and at the same time became President of Woodbridge, our principal shareholder. Mr. Binet replaced W. Geoffrey Beattie as President of Woodbridge. Mr. Beattie retired from that office on December 31, 2012 after 15 years of service. Following that transition to Mr. Binet, Mr. Beattie has also decided to retire from our board. He has served as Deputy Chairman of our company since 2000 and as a director since 1998.

Roger L. Martin has also decided to retire from our board of directors. Mr. Martin is stepping down as Dean of the Rotman School of Business at the University of Toronto in June and in that regard has reorganized a number of his professional commitments. After 14 years of service as a director of our company, Mr. Martin has decided that it is an appropriate time for him to retire.

Both Mr. Beattie and Mr. Martin will be at the meeting.

The board unanimously recommends that you vote FOR the election of the following 13 nominees to the Thomson Reuters board of directors: David Thomson, James C. Smith, Manvinder S. Banga, David W. Binet, Mary Cirillo, Steven A. Denning, Lawton W. Fitt, Sir Deryck Maughan, Ken Olisa, OBE, Vance K. Opperman, John M. Thompson, Peter J. Thomson and Wulf von Schimmelmann.

All of the nominees are currently directors of our company.

Voting

You will be asked to vote for each director on an individual basis.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Majority voting policy

We have a majority voting policy. This means that if a director receives more “withhold” votes than “for” votes at the annual meeting of shareholders, then the director will promptly tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

No mandatory retirement age/tenure limit

We do not have a mandatory retirement age or tenure limit for our directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or period of service.

Independence

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2013, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 15 directors (66%) serving on the board are independent. If all 13 of the proposed nominees are elected, approximately 69% of the board will be independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
W. Geoffrey Beattie			✓	Former President and director of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	Chief Executive Officer of Thomson Reuters
Manvinder S. Banga		✓
David W. Binet			✓	President and director of Woodbridge, the principal shareholder of Thomson Reuters
Mary Cirillo		✓
Steven A. Denning		✓
Lawton W. Fitt		✓
Roger L. Martin		✓
Sir Deryck Maughan		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
John M. Thompson		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	10	5

Thomson Reuters Management Proxy Circular

None of Messrs. D. Thomson, Binet, Beattie or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2013 that these relationships were immaterial. In particular, the board acknowledged that Mr. Thompson has been a director of a company that provides services to Thomson Reuters, but determined that this relationship was not material and did not preclude a finding of independence. Mr. Thompson was the non-executive independent Chairman of the board of The Toronto-Dominion Bank until January 1, 2011, and remains a director of the bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offerings of debt securities in the United States and Canada. Transactions between our company and The Toronto-Dominion Bank have been negotiated on an arm’s length basis without the involvement of Mr. Thompson.

Director qualifications

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the board and the overall management of the business and affairs of Thomson Reuters. Each director nominee has an understanding of our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election. Additional information is provided in the individual director profiles below and in the “Corporate Governance – Corporate Governance Committee” section of this circular.

Nominee Information

The following provides information regarding the 13 director nominees who are proposed to be elected at the meeting.

In the director profiles on the following pages, “securities held” by a director includes common shares over which a director exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual as of March 16, 2013. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director provided us with information about how many common shares he or she beneficially owns. The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on March 15, 2013, which was $32.26. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director’s ownership of Thomson Reuters common shares and DSUs as of March 16, 2013 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson1 Age: 55 Toronto, Ontario, Canada Director since 1988 Non-independent Areas of expertise: investment management, retail, media/publishing
David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

Board/committee membership	2012 attendance		Other public company board memberships
Board	8 of 8	100%	–
Total	8 of 8	100%
Securities held2				Total shares and DSUs	Total market value	Ownership Multiple of annual retainer2
Common shares	RSUs	DSUs	Options
–	–	–	–	–	$ –	–

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Thomson Reuters Management Proxy Circular

James C. Smith Age: 53 Stamford, Connecticut, United States Director since 2012 Non-independent Areas of expertise: operations, international business and media/publishing
James C. Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. Mr. Smith received a BA from Marshall University.

Board/committee membership	2012 attendance		Other public company board memberships
Board	8 of 8	100%	–
Total	8 of 8	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of base salary1
Common shares	RSUs	DSUs	Options
176,420	509,155	149,616	1,719,845	326,036	$10,517,928	6.79x

1	Reflects Mr. Smith’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Manvinder S. Banga Age: 58 London, United Kingdom Director since 2009 Independent Areas of expertise: international business, finance, technology, operations, marketing
Manvinder (Vindi) Banga joined Clayton, Dubilier & Rice, LLC, a private equity investment firm, as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering and the IIM Ahmedabad where he obtained a post graduate degree in management.

Board/committee membership	2012 attendance		Other public company board memberships
Board	7 of 8	88%	Marks and Spencer Group plc
HR	5 of 5	100%
Total	12 of 13	92%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
12,908	–	–	–	12,908	$416,412	2.78x

David W. Binet Age: 55 Toronto, Ontario, Canada Director since January 2013 Non-independent Areas of expertise: legal, media/publishing, investment management
David W. Binet is President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 1, 2013, he held a number of senior positions at Woodbridge over the last 14 years, including Chief Operating Officer and was Secretary to the Thomson Reuters Board. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

Board/committee membership	2012 attendance		Other public company board memberships
Board	N/A	N/A	–
Corporate Governance	N/A	N/A
HR	N/A	N/A
Total	N/A	N/A
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
158,385	–	324	–	158,709	$5,119,952	34.13x

Thomson Reuters Management Proxy Circular

Mary Cirillo Age: 65 New York, New York, United States Director since 2005 Independent Areas of expertise: technology, finance, operations, international business
Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College.

Board/committee membership	2012 attendance		Other public company board memberships
Board	7 of 8	88%	Dealer Track Holdings Inc.
Corporate Governance	1 of 4	25%	ACE Ltd.
HR	4 of 5	80%
Total	12 of 17	71%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
13,182	–	13,222	–	26,404	$851,793	5.32x

Steven A. Denning Age: 64 Greenwich, Connecticut, United States Director since 2000 Independent Areas of expertise: investment management, technology, international business
Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in growth companies globally. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has a BS degree from the Georgia Institute of Technology and an MBA from the Graduate School of Business, Stanford University.

Board/committee membership	2012 attendance		Other public company board memberships
Board	8 of 8	100%	–
HR	5 of 5	100%
Total	13 of 13	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
36,644	–	20,883	–	57,527	$1,855,821	11.60x

Lawton W. Fitt Age: 59 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business
Lawton Fitt is a corporate director and Lead Independent Director of Thomson Reuters. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. She is a director of several not-for-profit organizations. Ms. Fitt has a bachelor’s degree from Brown University and an MBA from the University of Virginia.

Board/committee membership	2012 attendance		Other public company board memberships
Board	8 of 8	100%	CIENA Corporation
Audit	7 of 8	88%	The Carlyle Group
Corporate Governance	4 of 4	100%	The Progressive Corporation
Total	19 of 20	95%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
4,000	–	648	–	4,648	$149,944	0.94x

Thomson Reuters Management Proxy Circular

Sir Deryck Maughan Age: 65 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business, operations
Sir Deryck Maughan is a Senior Advisor at Kohlberg Kravis Roberts & Co. (KKR), a global asset management company. He has held a number of senior positions with KKR since joining the firm in 2005, including Head of the Financial Services Industry team within KKR’s Private Equity platform, a Managing Director of KKR, and Chairman of KKR Asia. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University.

Board/committee membership	2012 attendance		Other public company board memberships
Board	7 of 8	88%	BlackRock Inc.
Corporate Governance	4 of 4	100%	GlaxoSmithKline plc
Total	11 of 12	92%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
–	–	18,332	–	18,332	$591,390	3.94x

Ken Olisa, OBE Age: 61 London, United Kingdom Director since 2008 Independent Areas of expertise: technology, operations, finance, international business
Ken Olisa, OBE, is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from its London IPO until 2011. He serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge.

Board/committee membership	2012 attendance		Other public company board memberships
Board	7 of 8	88%	–
Audit	7 of 8	88%
Total	14 of 16	88%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
3,761	–	–	–	3,761	$121,329	0.81x

Vance K. Opperman Age: 70 Minneapolis, Minnesota, United States Director since 1996 Independent Areas of expertise: legal, operations, finance, media/publishing, investment management
Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of Blue Cross and Blue Shield of Minnesota and several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership1	2012 attendance		Other public company board memberships
Board	8 of 8	100%	TCF Financial Corporation
Audit	8 of 8	100%
Corporate Governance	N/A	N/A
Total	16 of 16	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
50,000	–	57,524	–	107,524	$3,468,724	20.40x

1	Mr. Opperman was appointed to the Corporate Governance Committee in March 2013.

Thomson Reuters Management Proxy Circular

John M. Thompson Age: 70 Toronto, Ontario, Canada Director since 2003 Independent Areas of expertise: technology, operations, marketing, finance, international business
John Thompson served as non-executive Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution, for eight years until January 1, 2011. Prior to that, he was Vice Chairman of the Board of IBM from 2000 until 2002. Mr. Thompson also held a number of senior management positions in his career at IBM including having oversight responsibility for the company's worldwide technology, manufacturing and business strategy. He is a graduate of the University of Western Ontario with a degree in Engineering Science and completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson was previously Chancellor of the University of Western Ontario.

Board/committee membership	2012 attendance		Other public company board memberships
Board	8 of 8	100%	The Toronto-Dominion Bank (not standing
Audit	8 of 8	100%	for re-election in April 2013)
Corporate Governance	4 of 4	100%
Total	20 of 20	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
26,0071	–	29,574	–	55,581	$1,793,043	11.95x

1	Mrs. J.M. Thompson owns an additional 300 common shares.

Peter J. Thomson1 Age: 47 Toronto, Ontario, Canada Director since 1995 Non-independent Areas of expertise: investment management, science, technology
Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

Board/committee membership	2012 attendance		Other public company board memberships
Board	8 of 8	100%	–
Total	8 of 8	100%
Securities held2				Total shares and DSUs	Total market value	Ownership multiple of annual retainer2
Common shares	RSUs	DSUs	Options
–	–	1,911	–	1,911	$61,648	–

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Wulf von Schimmelmann Age: 66 Munich, Germany Director since 2011 Independent Areas of expertise: finance, operations, international business
Wulf von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany's leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the US and Germany. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

Board/committee membership	2012 attendance		Other public company board memberships
Board	7 of 8	88%	Accenture plc
Audit	7 of 8	88%	Deutsche Post DHL AG
Total	14 of 16	88%	Western Union Company
			Allianz Deutschland AG
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
–	–	9,130	–	9,130	$294,533	1.96x

Thomson Reuters Management Proxy Circular

Director Compensation

Compensation for our directors is designed to be competitive and to appropriately recognize the commitment and experience of our directors and the size, scope and complexity of our business.

In establishing the 2012 compensation arrangements for directors of our company, the factors that the Corporate Governance Committee considered included:

•	The size, scope and complexity of our organization;
•	Time commitment required of directors (including board meetings and travel to and from board meetings and site visits);
•	Compensation levels for boards of directors of other companies; and
•	Our desire to have a flat fee structure.

Total Director Compensation

The following table reflects compensation earned by our directors in 2012. Directors elected to take their compensation in cash, share-based awards, or a mix thereof. The fee amounts reflect cash compensation earned. The share-based awards include DSUs and common shares received in lieu of cash. Additional information about DSUs granted to directors is provided below.

Mr. Smith does not receive compensation for his service as a director. Information regarding Mr. Smith’s 2012 compensation is set forth in the “Executive Compensation” section of this circular.

Mr. Denning served as chair of the Human Resources Committee through the first half of 2012. Ms. Cirillo became the new committee chair in the second half of 2012. The additional Human Resources Committee chair fee for 2012 was split between them.

	Fees earned ($)	Share–based awards ($)
Director	Retainer	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	600,000	-	-	-	600,000
W. Geoffrey Beattie	300,000	-	-	-	300,000
Manvinder S. Banga	-	-	150,000	-	150,000
Mary Cirillo	-	-	160,000	-	160,000
Steven A. Denning	-	-	160,000	-	160,000
Lawton W. Fitt	160,000	-	-	-	160,000
Roger L. Martin	-	150,000	-	-	150,000
Sir Deryck Maughan	-	150,000	-	-	150,000
Ken Olisa, OBE	120,000	-	30,000	-	150,000
Vance K. Opperman	-	170,000	-	-	170,000
John M. Thompson	-	75,000	75,000	-	150,000
Peter J. Thomson	150,000	-	-	-	150,000
Wulf von Schimmelmann	-	150,000	-	-	150,000
Total	1,330,000	695,000	575,000	-	2,600,000

To further align the interests of our directors with those of our shareholders, our non-management directors may participate in a share plan under which they have the option to receive their annual retainer and other amounts payable for their services on the board in the form of DSUs, common shares or cash. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one common share. DSUs do not have voting rights. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) is used to buy shares in the open market. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs are paid to a director by December 15 of the calendar year following termination of board service. Payment is made in our common shares or cash (net of withholding taxes), based on the market value of the common shares on the date prior to the payment date. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares.

Thomson Reuters Management Proxy Circular

Retainers

The table below sets forth the annual retainers that were payable in 2012 to our directors in four installments for each quarter of service. Directors do not receive separate attendance or meeting fees. Committee chairs are entitled to additional fees given their increased responsibilities and workloads.

($)
Non-management directors	150,000
Committee chairs – Audit Committee and HR Committee	20,000
Committee chair – Corporate Governance Committee	10,000
Chairman of the Board	600,000
Deputy Chairman of the Board	300,000

In March 2013, the Corporate Governance Committee reviewed benchmark data for director compensation for large North American companies. Based on this information, the Corporate Governance Committee approved certain compensation changes effective in May 2013. Non-management director retainers will be $200,000, of which $50,000 will be payable in DSUs. Committee chair fees will be $30,000, payable entirely in DSUs.

In March 2013, the board created a new Lead Independent Director position. Effective in May 2013, the Lead Independent Director will receive an annual retainer of $150,000 for this role and all other board leadership positions (such as chairing any committees), payable entirely in DSUs. The Lead Independent Director will also receive the same annual retainer paid to non-management directors. Additional information about the Lead Independent Director is provided later in this section of the circular.

No changes are contemplated in 2013 for the Chairman’s retainer. The Deputy Chairman position will not be filled at the end of Mr. Beattie’s term in May 2013.

Stock Option and RSU Grants

Our non-management directors have not been eligible to receive stock option grants for a number of years and no director currently holds any options. The remaining options held by Mr. Beattie (as indicated in the table below) recently expired unexercised as the exercise price was higher than the market value of our common shares.

None of our directors currently hold RSUs. In February 2008, we made a special grant of 100,000 RSUs to Mr. Beattie in recognition of his exceptional service as Deputy Chairman in overseeing our strategic realignment related to the Thomson Learning sale and the Reuters acquisition. All of Mr. Beattie’s RSUs vested in February 2013. Upon vesting, each RSU entitled Mr. Beattie to receive one common share. Mr. Beattie’s RSU total below includes the amount of his original grant plus additional units credited from notional dividend equivalents based on dividends paid on our common shares. These dividend equivalent units vested at the same time as the underlying RSUs.

The table below sets forth information regarding stock options and RSUs previously granted to Mr. Beattie that were outstanding as of December 31, 2012.

	Option–based awards					Share–based awards
Name	Number of Securities Underlying Unexercised options (#)	Option exercise price ($)		Option Expiration date	Value of Unexercised in–the–money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share–based awards that have not vested ($)	Market or Payout value of vested share-based awards not paid out or distributed ($)
W. Geoffrey Beattie	50,000	$	C40.69	Mar. 15, 2013	-	119,318	3,467,381	-

The closing price of our common shares on December 31, 2012 (the last trading day of the year) on the NYSE was $29.06. During 2012, the high and low market prices for our common shares on the NYSE were $30.66 and $26.20, respectively.

Thomson Reuters Management Proxy Circular

Plan Awards – Value Vested or Earned in 2012

The following table sets forth information regarding plan awards that vested or were earned by Mr. Beattie in 2012.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
W. Geoffrey Beattie	–	–	–

Share Ownership Guidelines

Directors are required to hold common shares and/or DSUs having a value equal to three times their annual retainer by the later of five years from the date of their initial appointment to the Thomson Reuters board and January 1, 2017.

Ownership of common shares and DSUs by our directors can be found in each director’s biography in this circular. David Thomson and Peter Thomson are affiliated with Woodbridge, the Thomson family investment company. As of March 16, 2013, Woodbridge beneficially owned approximately 55% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular.

Mr. Smith is subject to separate ownership guidelines in his capacity as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Information about each director’s ownership of common shares and/or DSUs as of March 16, 2013 as a multiple of their annual retainer can be found in each director’s biography in this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Smith’s pension and retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Each director has signed an appointment letter that confirms his or her position on the board and any committees. Our agreement with Mr. Smith regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Corporate Governance

Our board is committed to high standards of corporate governance. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

Our shares are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange. Our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Board Size

The board currently consists of 15 individuals and functions independently of management. The board is currently comprised of 14 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed 13 directors to be nominated for election at the meeting.

Thomson Reuters Management Proxy Circular

Governance Structure

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with the board. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually, together with the committee charters. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. The guidelines and committee charters are publicly available at www.thomsonreuters.com. In addition, a copy of the corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Key Responsibilities

The board’s principal responsibilities are strategic planning, risk identification and financial, human resources, legal and regulatory oversight. The table below highlights the board’s work plan for 2012.

Meeting	Primary Activities
January	•	Review and approval of our company’s annual operating plan for the current year, which addressed:
		–	Opportunities
		–	Risks
		–	Competitive position
		–	Business outlook
		–	Financial projections for a five-year period
		–	Other key performance indicators
	•	Financial & Risk business update
	•	Annual dividend discussion
	•	Preliminary full-year/Q4 financial results discussion
February/March	•	Annual disclosure and corporate governance documents (annual report, management proxy circular, financial statements)
	•	Approval of CEO compensation/position description
	•	Compensation approvals
	•	Financial & Risk business update
May	•	M&A overview
	•	Intellectual Property & Science business update
	•	Governance, Risk & Compliance business update
	•	Financial & Risk business update
	•	Approval of renewal of share purchase program/normal course issuer bid
July	•	Trust Principles discussion
	•	Legal business update
	•	Financial & Risk business update
	•	Technology update
	•	News update
September	•	M&A update
	•	Business unit updates
	•	Technology update
November	•	M&A update
	•	Capital strategy update
	•	Leadership talent update
	•	Investor relations update
Periodically	•	Strategic and management updates related to individual businesses or sectors
	•	Reports from the Chair of the Audit, Corporate Governance and HR Committees
	•	Proposed significant acquisitions and dispositions
	•	Product updates
	•	Proposed capital markets transactions
	•	In-camera meetings with the CEO only (at the start and end of each in-person meeting)
	•	In-camera meetings of non-management directors only
	•	In-camera meetings of independent directors only
	•	Competitive analysis review

Thomson Reuters Management Proxy Circular

Skills and Experiences of Directors

We believe that our board reflects an appropriate mix of directors with different skills and experiences. Additional information is provided in each director’s biography in this circular.

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•
As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for establishing the agenda for board meetings, chairing board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.

•	As CEO, James C. Smith is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the board and help ensure the independent operations of the board and its committees. These position descriptions are publicly available at www.thomsonreuters.com in the “Investor Relations” section.

Meetings with and without the CEO/Management

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Each of the board’s committees also concludes its meetings “in-camera” with a period of time for discussion without the CEO or members of management present.

Lead Independent Director

In March 2013, we appointed Ms. Fitt as Lead Independent Director. Among other things, our Lead Independent Director will chair all meetings of the independent directors; in consultation with the Chairman and CEO, approve meeting agendas for the board; and, as requested, advise the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the board. The Lead Independent Director will be a member of the Corporate Governance Committee.

Meetings of Independent Directors

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, have been chaired by Lawton Fitt as the Chair of the Corporate Governance Committee. Going forward, she will continue to chair these meetings as Lead Independent Director. Ms. Fitt develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. Ms. Fitt reports to the Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required and has been available for consultation with the independent directors as required. One such meeting of the independent directors took place in November 2012 and was presided over by Ms. Fitt.

Secretary

On January 1, 2013, Deirdre Stanley, Executive Vice President and General Counsel, succeeded David W. Binet as Secretary. Ms. Stanley continues to be our General Counsel as well. Ms. Stanley also acts as secretary to each of the committees of the board. Directors have access to the advice and services of the Secretary.

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

Thomson Reuters Management Proxy Circular

The Human Resources Committee (HR Committee) retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices. The HR Committee also utilizes and relies upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

In 2011, the Canadian Coalition for Good Governance (CCGG) supplemented its existing guidelines for Building High Performance Boards to address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for one or more directors affiliated with Woodbridge to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

Committees

The board operates with three committees, each of which has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.thomsonreuters.com. The following table sets forth the membership of our three board committees.

Committee Membership
Name of Director	Audit Committee	Corporate Governance Committee	HR Committee
W. Geoffrey Beattie1		✓	✓
Manvinder S. Banga			✓
David W. Binet		✓	✓
Mary Cirillo		✓	✓ (Chair)
Steven A. Denning			✓
Lawton W. Fitt	✓	✓ (Chair)
Roger L. Martin2	✓
Sir Deryck Maughan		✓
Ken Olisa, OBE	✓
Vance K. Opperman	✓ (Chair)	✓
John M. Thompson	✓	✓
Wulf von Schimmelmann	✓
Total	6	7	5

1	Mr. Beattie is retiring as Deputy Chairman and a director of our company and will no longer be a member of the Corporate Governance Committee and HR Committee following the meeting in May 2013.

2	Mr. Martin is retiring as a director of our company and will no longer be a member of the Audit Committee following the meeting in May 2013.

Thomson Reuters Management Proxy Circular

Audit Committee

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	risk management and compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function; and

•	any additional matters delegated to the Audit Committee by the board.

In 2012, as is customary for a number of global multinational companies, the board of directors delegated review and approval authority to the Audit Committee for our annual and quarterly earnings releases as well as for quarterly management’s discussion and analysis (MD&A) and related financial statements. The full board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

In 2012, the Audit Committee met with various members of our senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Audit Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2012, which are reflected in the work plan below.

As further described in the “About Our Independent Auditor” section of this circular, in November 2012, the Audit Committee and our board approved a technical change of our independent auditor from PricewaterhouseCoopers LLP, an Ontario limited liability partnership (PwC Canada) to PricewaterhouseCoopers LLP, a Delaware limited liability partnership (PwC U.S.).

2012 Primary Audit Committee Activities

•	Reviewing and discussing the company’s annual and quarterly consolidated financial statements and related MD&A;

•	Reviewing other continuous disclosures, including our earnings press releases and annual report;

•	Receiving periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

•	Receiving periodic updates from senior management on topics such as tax, treasury and accounting;

•
Reviewing and discussing the company’s enterprise risk management (ERM) process with the General Counsel and other members of senior management, including the steps and processes taken to identify, assess, monitor and mitigate risks that are viewed as more significant;

•	Reviewing the scope and plans for the audit of our company’s financial statements;

•	Reviewing and approving fees to be paid to PricewaterhouseCoopers LLP for its services; and

•	Discussing with PricewaterhouseCoopers LLP:

• its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

• all critical accounting policies and practices used or to be used by Thomson Reuters,

•
all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor, and

• all other matters required to be communicated under IFRS.

Thomson Reuters Management Proxy Circular

The following is a brief summary of the education and experience of each member of the Audit Committee that we believe is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles that we use to prepare our financial statements.

Audit Committee Member	Education/Experience

Vance K. Opperman (Chair)	•	Former President and COO of West Publishing Company
	•	President and CEO of Key Investment, Inc.
	•	Chair of Audit Committee of Thomson Reuters for over 10 years
	•	Member of private company audit committees and TCF Financial Corporation audit committee
	•	Represented financial institutions in securities and financial regulations matters as a practicing attorney
Lawton W. Fitt	•	20+ years of experience as an investment banker
	•	Former Chair of Reuters audit committee
	•	MBA from the University of Virginia
	•	Former Secretary (CEO) of the Royal Academy of Arts
	•	Chair of CIENA Corporation audit committee and member of The Carlyle Group audit committee
Roger L. Martin	•	MBA from Harvard Business School
	•	Former Chair of a public company audit committee
	•	Member of private company audit committee
Ken Olisa	•	Former Interregnum PLC Chair and CEO
	•	Member of private company audit committees and former member of a public company audit committee
	•	U.K. Financial Services Authority approved person
John M. Thompson	•	Former non-executive Chairman of The Toronto-Dominion Bank
	•	Senior management positions at IBM, including CFO of IBM Canada and Vice Chairman of the IBM Board
	•	Graduate of executive management programs at the University of Western Ontario and Northwestern University
	•	Former member of private company audit committee
Wulf von Schimmelmann	•	Former CEO of Deutsche Postbank AG
	•	Degree in economic sciences and Ph.D in economics from University of Zurich
	•	Member of Maxingvest AG audit committee

Annual Internal Control and Audited Financial Statement Review

In March 2013, as part of its oversight role and in reliance upon its reviews and discussions as noted above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2012, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2014 and that our board submit this appointment to shareholders for approval at the 2013 annual and special meeting of shareholders.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements, MD&A and annual report, and the inclusion of the audited consolidated financial statements in our annual report to shareholders for the year ended December 31, 2012.

Pre-approval Policy

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditor.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	The Audit Committee periodically reviews a summary of services provided by the independent auditor in accordance with the pre-approval policy.

Thomson Reuters Management Proxy Circular

•
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2012, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Financial Disclosure Process

The Audit Committee meets to approve all financial reports prior to their release. Prior to the meeting, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All of our directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released. For the annual report, a draft is then distributed to the members of the board in advance of a board meeting for their review and approval. At the board meeting, directors are given an opportunity to raise any questions or comments.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described later in this section under “Code of Business Conduct and Ethics”.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the board.

The following table sets forth the Corporate Governance Committee’s work plan for 2012.

2012 Primary Corporate Governance Committee Activities

•	Recommendation of candidates for annual election as directors

•	Review of board committee composition

•	Review of independence of directors

•	Review of use of controlled company exemption from NYSE governance rules

•	Review of corporate governance guidelines, committee charters and position descriptions for the Chairman and the chair of each committee

•	Review of director compensation

Thomson Reuters Management Proxy Circular

2012 Primary Corporate Governance Committee Activities

•	Review of corporate governance policies

•	Approval of corporate governance disclosure in the proxy circular

•	Review of board, committee and director evaluation process

•	Board and committee succession planning

•	Review of compliance with the Thomson Reuters Trust Principles

•	Review of Code of Business Conduct and Ethics report and related compliance processes

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the board and overall management of the business and affairs of our company. As necessary, the Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. The board continues to be of the view that its optimal size for effective decision-making and committee work is 14 to 16 members.

Appointment of David Binet to the Board

David Binet was appointed to the board effective January 1, 2013, coincident with his appointment as President of Woodbridge, the Thomson family holding company and the principal shareholder of our company.

In September 2012, W. Geoffrey Beattie, then President of Woodbridge, informed the Corporate Governance Committee that he had been discussing his succession plan with the Woodbridge board. The plan included Mr. Binet succeeding Mr. Beattie at Woodbridge, as well as Mr. Binet joining the Thomson Reuters board of directors. Mr. Beattie advised that more detailed plans would be presented to the Corporate Governance Committee at its next meeting.

In November 2012, the succession plans were discussed in greater detail with the Corporate Governance Committee. The following day, the board discussed and approved the appointment of Mr. Binet as a director effective January 1, 2013. As stated in our Corporate Governance Guidelines, Woodbridge monitors its investment in Thomson Reuters with a focus on, among other things, corporate governance and senior management succession planning. Accordingly, it was also considered appropriate to appoint Mr. Binet to the Corporate Governance Committee and HR Committee.

In assessing Mr. Binet’s qualification to serve on the board, directors had regard to his:

•	14 year record as a senior executive of Woodbridge, most recently as its chief operating officer;

•	Knowledge of Thomson Reuters and its leadership team, acquired through years of acting as a principal liaison between Thomson Reuters and Woodbridge;

•	Productive working relationship with the board and its committees after 12 years as Secretary to the Board of Directors of Thomson Reuters;

•	Experience on boards of directors of other businesses in which Woodbridge has invested; and

•	Prior professional experience, including as a partner in a major law firm and as a news service journalist and editor, both of which are fields relevant to our business.

Director Orientation and Continuing Education

All new directors are provided with an orientation upon election or appointment to the board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information;

•	Meetings with the Chairman, Deputy Chairman, CEO, CFO and other executive officers, including the heads of our major businesses; and

•	Opportunities early in their tenure to visit some of the major facilities and meet with operations management.

The board’s secure website, monthly management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Thomson Reuters Management Proxy Circular

Largely in connection with board meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. As part of our most recent board effectiveness review process, directors indicated they were pleased to continue on this basis.

As part of regularly scheduled Board and committee meetings, directors also receive updates from our management and external advisors. The table below lists examples of some of these presentations provided to our directors in 2012.

Presentation	Month	Audience
Eurozone economic conditions	March	Audit Committee
Information security	May	Audit Committee
Governance developments	May	Corporate Governance Committee
Trust Principles	July	Board of Directors
Accounting standards	November	Audit Committee
Disclosure controls and procedures	November	Audit Committee

Site Visits

In 2012, the Corporate Governance Committee initiated a new director continuing education/orientation program facilitating visits by small groups of directors to our sites. The visits were designed to:

•	Enable directors to update themselves first hand on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

The majority of our directors were able to participate in at least one site visit between July 2012 and January 2013. Feedback on this program from directors and location hosts was positive and it will be continued to other sites in 2013.

Date / Location	Site Focus	Attendees
July 10 Eagan, Minnesota	Legal	• David Thomson • Peter Thomson • Vance Opperman
July 11 Dallas, Texas	Tax & Accounting	• David Thomson • Peter Thomson
July 12 Philadelphia, Pennsylvania	IP & Science	• David Thomson • Peter Thomson • John Thompson • Lawton Fitt
October 23-24 Buenos Aires, Argentina	South American Businesses	• David Thomson • Manvinder Banga • Mary Cirillo • Sir Deryck Maughan • Ken Olisa • Wulf von Schimmelmann • Peter Thomson
November 5-6 London, UK	Financial & Risk	• David Thomson • W. Geoffrey Beattie • Mary Cirillo • Sir Deryck Maughan • Peter Thomson
January 2013 Bangalore and Mumbai, India	Indian Businesses	• David Thomson • Lawton Fitt • Roger Martin • Ken Olisa • Peter Thomson

Thomson Reuters Management Proxy Circular

Board Effectiveness Review

The Corporate Governance Committee oversees an annual structured review of the effectiveness of the board and its committees. Director questionnaires address issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings. The following sets forth the review process:

From time to time, the Corporate Governance Committee also conducts an individual director review and assessment process, whereby each director meets with the Chairman of the Corporate Governance Committee to discuss his or her own contribution to the board, and the contributions of their colleagues. Follow-up meetings are subsequently held by the Chair of the Corporate Governance Committee with each director.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. Based on the Corporate Governance Committee’s recommendations, the board recommends that all of the director nominees be elected at the meeting to be held on May 8, 2013, as each of them continues to bring valuable skills and experience to the board and its committees.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management;

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	professional development for senior management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the board.

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

We have included the HR Committee’s work plan for 2012 in the “Compensation Discussion and Analysis” section of this circular.

Succession Planning and Talent Management

The HR Committee oversees succession planning and talent management for our company. Twice per year, the HR Committee devotes significant time reviewing our practices and progress with the CEO and Chief People Officer. One session typically focuses on the performance of the senior leadership team and the other focuses on talent management activities, particularly succession plans and the pipeline for the most senior leadership roles. In addition to a formal annual review of succession plans, the HR Committee deepens its knowledge of potential successors through a systematic exposure to high potential individuals.

We seek to have talent management activities well embedded in Thomson Reuters. The leadership team of each business unit and function is expected to review its bench strength, pipeline and succession plans in light of its proposed business strategy and identify actions to develop potential successors and to reduce any gaps in the pipeline. This exercise is traditionally carried out at least annually at our company and in the future, we expect that it will be part of the ongoing agendas of each leadership team. The CEO and the Chief People Officer review succession and action plans for more senior leadership roles and they also identify organization-wide opportunities, challenges and risks. The CEO and Chief People Officer also review and approve the overall talent strategy for our company, including sponsoring key development programs and experiences to build leadership bench strength. While our talent management program currently focuses on the most senior executives, we plan to increasingly expand the program to include the identification and development of high potential individuals who are not yet in senior leadership roles.

The HR Committee’s annual review includes an update on these wider-reaching and longer-term activities in addition to the focus on succession planning.

Thomson Reuters Management Proxy Circular

Our succession planning led to an orderly transition on January 1, 2012 of CEO and CFO responsibilities to James C. Smith and Stephane Bello, respectively, and of business unit president responsibilities to Messrs. Craig, Suchsland and Ramamurthy.

Majority Voting Policy

We have a majority voting policy. This means that if a director receives more “withhold” votes than “for” votes at the annual meeting of shareholders, then the director will promptly tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of board and committee meetings in 2012.

Number of Meetings
Board	8
Audit Committee	8
Corporate Governance Committee	4
HR Committee	5

Six of the board’s meetings in 2012 were held in person. The remaining two meetings in 2012 were held by telephone.

The following table sets forth the attendance of directors at board and committee meetings in 2012. In 2012, average attendance at all regularly scheduled board and committee meetings was 96% and 88%, respectively. Mr. Binet was not a director during 2012.

	Meetings Attended
Current directors	Board	% Board Attendance	Audit Committee	Corporate Governance Committee	HR Committee	Committee Total	Total Meetings	Total %
David Thomson	8 of 8	100%	–	–	–	–	8 of 8	100%
W. Geoffrey Beattie	8 of 8	100%	–	4 of 4	4 of 5	8 of 9	16 of 17	94%
James C. Smith	8 of 8	100%	–	–	–	–	8 of 8	100%
Manvinder S. Banga	7 of 8	88%	–	–	5 of 5	5 of 5	12 of 13	92%
Mary Cirillo1	7 of 8	88%	–	1 of 4	4 of 5	5 of 9	12 of 17	71%
Steven A. Denning	8 of 8	100%	–	–	5 of 5	5 of 5	13 of 13	100%
Lawton W. Fitt	8 of 8	100%	7 of 8	4 of 4	–	11 of 12	19 of 20	95%
Roger L. Martin2	8 of 8	100%	4 of 8	–	–	4 of 8	12 of 16	75%
Sir Deryck Maughan	7 of 8	88%	–	4 of 4	–	4 of 4	11 of 12	92%
Ken Olisa, OBE	7 of 8	88%	7 of 8	–	–	7 of 8	14 of 16	88%
Vance K. Opperman	8 of 8	100%	8 of 8	–	–	8 of 8	16 of 16	100%
John M. Thompson	8 of 8	100%	8 of 8	4 of 4	–	12 of 12	20 of 20	100%
Peter J. Thomson	8 of 8	100%	–	–	–	–	8 of 8	100%
Wulf von Schimmelmann	7 of 8	88%	7 of 8	–	–	7 of 8	14 of 16	88%

1	Ms. Cirillo had certain urgent personal/family matters which created conflicts with meeting dates.
2
Mr. Martin had conflicts for some Audit Committee meetings when the meeting dates changed on short notice. Mr. Martin had previously attended all seven (100%) of the Audit Committee meetings held in 2011.

Interlocking Directorships

To avoid potential conflicts of interest, our corporate governance guidelines do not allow interlocking directorships. An interlocking directorship would occur if a member of senior management of our company serves on the board or as a trustee of a company or institution that employs one of our directors. We do not have any directors who serve together on boards of other public companies.

Thomson Reuters Management Proxy Circular

Risk Management and Internal Controls

Risk Management

Our enterprise risk management (ERM) process is managed by the General Counsel of our company and is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the Audit Committee in complying with its corporate governance oversight responsibility for risk management (which is part of our overall internal controls).

The ERM process at our company includes:

•	identifying the significant operational, strategic, reputational and other risks in each of our business units as well as for our corporate center;

•	assessing which of these risks individually or together with other identified risks result in a significant risk to the enterprise; and

•	developing and implementing action plans for the enterprise risks and reviewing them periodically at a corporate and board level.

For our business units and functional departments, ERM is an ongoing process under continuous management review. We involve our internal audit department in the review of certain identified risks, as appropriate or upon request. Mr. Smith’s executive committee undertakes a formal risk review annually. On a regular basis, the board or one of its committees reviews and discusses identified risks and the steps that management is taking to manage and mitigate the risks.

Internal Control over Financial Reporting

We establish and maintain internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We have adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department prepares and oversees the overall plan for internal control over financial reporting. Corporate Compliance and Audit identifies certain entities and/or significant accounts to be within the scope of its internal controls activities. Based on templates completed related to in-scope activities, Corporate Compliance and Audit evaluates responses and develops an audit scope which is presented to the Audit Committee for its review and approval. During the second half of 2012, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012. Results of the evaluation were reviewed with the Audit Committee, on behalf of the board.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures were discussed in 2012 with the Audit Committee.

Certifications

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Corporate Communications

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Thomson Reuters Management Proxy Circular

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our annual Investor Day meetings with analysts and major shareholders.

The Chairman and other directors (along with the CEO, CFO and other members of senior management) are available at our annual meeting to answer questions from shareholders.

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director or executive officer is required to inform the board. Unless otherwise expressly determined by the board or relevant committee of the board, a director or officer who has a conflict of interest in a matter before the board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. For more information about related party transactions in the last three years, please see the management’s discussion and analysis (MD&A) section of our 2012 annual report.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code) applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

Actual or potential Code violations can be self-reported to a manager, our Human Resources department or a Thomson Reuters lawyer. We also provide a confidential and anonymous Code hotline that can be used by phone or e-mail or through our intranet. We have engaged an independent third party to support our phone hotline on a 24/7 basis, with translation services available to support our employees around the world. Call managers initially forward reports to our Legal department. Reports are then assigned for follow-up and investigation depending on the issue reported, location and business involved. Matters are handled with appropriate discretion and our company has a strict non-retaliation policy for those raising issues in good faith.

In 2012 and through the date of this circular, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

A copy of our Code is available on our website, www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Trust Principles and Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Management Proxy Circular

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with. We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles. The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. For additional information about the Thomson Reuters Founders Share Company, its directors and a Founders Share that our company has issued to the Thomson Reuters Founders Share Company, please see our 2012 annual report.

Thomson Reuters Management Proxy Circular

ABOUT OUR INDEPENDENT AUDITOR

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2014 annual meeting of shareholders.

The board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

In November 2012, PwC Canada resigned at our request as the independent auditor of our company and PwC U.S. was appointed as the independent auditor of our company. The Audit Committee and our board considered and approved this technical change. For more information, please see the reporting package that we filed on SEDAR and EDGAR, which is attached as Appendix B to this circular.

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2012 and 2011:

(in millions of U.S. dollars)	2012	2011
Audit fees	$20.9	$21.4
Audit-related fees	11.1	14.7
Tax fees	8.0	8.6
All other fees	0.9	1.1
Total	$40.9	$45.8

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2012 and 2011.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities. These services included French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents and other miscellaneous non-audit related services.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, advisory services, audits of various employee benefit plans and other services related to acquisitions and dispositions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Thomson Reuters Management Proxy Circular

U.S. EMPLOYEE STOCK PURCHASE PLAN (ESPP) AMENDMENT

HIGHLIGHTS

•	We are proposing to approve an amendment to the Thomson Reuters U.S. ESPP to increase the maximum number of common shares issuable under the plan by seven million common shares.

•	The U.S. ESPP allows eligible employees to purchase company shares at a discounted price on a quarterly basis.

You are being asked to approve an amendment to the Thomson Reuters U.S. ESPP. The U.S. ESPP was previously approved by our shareholders. We also have a separate global ESPP which was also previously approved by shareholders, but no amendments to that plan are contemplated at this time.

The ESPP provides eligible Thomson Reuters employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.

Under the ESPP, on the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid per share is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading date of the quarter.

The ESPP requires shareholder approval to increase the maximum number of shares that can be issued under the plan. On March 6, 2013, the board approved an amendment to the plan to increase the number of shares authorized for purchase from eight million to 15 million. This approval is subject to approval by our shareholders at the meeting.

Burn Rate and Dilution Information

As of March 15, 2013, we had issued an aggregate of approximately 6.6 million shares under the U.S. ESPP since 2005. In 2012, we issued approximately 1.1 million shares under the U.S. ESPP, which represented approximately 0.13% of our total issued and outstanding shares as of December 31, 2012.

If the proposed amendment to increase the maximum number of common shares under the U.S. ESPP is approved, the potential aggregate future dilution under the plan will be approximately 8.4 million shares, which represented approximately 1% of our total issued and outstanding shares as of March 15, 2013.

Additional information about the U.S. ESPP is provided in Appendix A of this circular.

The board unanimously recommends that you vote FOR this matter.

Thomson Reuters Management Proxy Circular

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION (SAY ON PAY)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we have once again adopted a “say on pay” advisory resolution for this year’s meeting. An identical resolution was approved by approximately 94% of the votes cast at last year’s annual meeting of shareholders.

As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.646.223.4000.

The board unanimously recommends that you vote FOR this matter on an advisory basis to accept our approach to executive compensation, as described in this circular.

Thomson Reuters Management Proxy Circular

COMPENSATION DISCUSSION AND ANALYSIS

HIGHLIGHTS

•	This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and what we paid to our “named executive officers” in 2012.

•	Our “named executive officers” are our CEO, CFO and the three other most highly compensated executive officers as of December 31, 2012.

•	Most of our executive compensation is performance-based and aligned with shareholder interests.

EXECUTIVE SUMMARY

Named Executive Officers

This Compensation Discussion and Analysis describes our compensation programs and policies for our CEO, CFO and the three next most highly compensated executive officers as of December 31, 2012. These individuals, whom we refer to as our “named executive officers”, are:

Jim Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors in its treasury division, including regional Treasurer of General Motors Europe and Assistant Treasurer of General Motors in New York.

David Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems.

Mike Suchsland has been President, Legal since January 2012. Mr. Suchsland was President of Corporate, Government & Academic within the Thomson Reuters Legal business from January 2008 to December 2011. He was President, West Education Group from December 2003 to December 2007. Mr. Suchsland joined Thomson in 1998. Prior to joining Thomson, Mr. Suchsland served as Vice President, Strategy and Business Development at Thorn Americas, Deputy Head of International at CCH and Senior Associate at Booz Allen Hamilton.

Thomson Reuters Management Proxy Circular

Shanker Ramamurthy has been President, Global Growth & Operations since January 2012. Mr. Ramamurthy was President of Sales & Trading and President of the combined Sales & Trading and Investment & Advisory businesses of Thomson Reuters from June 2011 to December 2011. Prior to joining Thomson Reuters in June 2011, Mr. Ramamurthy was General Manager of the Banking & Financial Market business at IBM. He has over 20 years of experience as a strategic consultant and was also previously a lead partner with PricewaterhouseCoopers LLP in their Financial Consulting practice before joining IBM when it acquired PricewaterhouseCoopers’ consulting business.

Our Compensation Principles

We believe that our key compensation principles drive our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. These principles are the following:

•	“Pay for performance” is a significant component of executive compensation;

•	Incentive performance goals are linked to key measures of our company’s performance and strategy;

•	Our executives should build equity in our company to align their interests with our shareholders;

•	We pay competitive compensation; and

•	Our compensation programs take risk into account.

We describe each of these principles in more detail later in this section.

As described earlier in this circular, we are providing shareholders with an advisory resolution on executive compensation. Although this resolution is non-binding, the Human Resources Committee (HR Committee) will review the voting results and take them into account when considering future executive compensation-related decisions. In 2012, we provided a similar resolution at our annual meeting of shareholders held in May 2012 that received support from approximately 94% of votes cast. Woodbridge, our principal shareholder, actively monitors our executive compensation program given its importance to the achievement of our financial performance goals and long-term success. During 2012, our largest minority shareholders did not express concerns to our CEO, CFO or Investor Relations department about our executive compensation program.

Components of Compensation

A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Why We Include It
Base salary	Fixed cash payments made throughout the year	Provides predictable amount of fixed income as short-term compensation

Annual incentive award
Cash payment typically made in March after results for the previous year are audited, and dependent on company performance against objective financial targets. Financial metrics used in 2012 for our named executive officers were revenues, adjusted EBITDA before capital expenditures and free cash flow
Focuses executives on our financial goals and objectives for the year and aligns their interests with shareholder interests

Long-term incentive award
Grants of:

•  PRSUs that vest after completion of a three-year period, with vesting dependent on company performance against objective financial targets. Financial metrics used in 2012 for our named executive officers were adjusted EPS and return on invested capital (ROIC); and

•  Stock options subject to time vesting conditions and with their value based on future share price appreciation

Commits executives to delivering on our financial goals over the longer term, strongly links their pay to our share price, and supports retention objectives

Helps retain critical talent and to recognize superior performance

Thomson Reuters Management Proxy Circular

Component	Description	Why We Include It
Grants may also be made in the form of time-based restricted share units (TRSUs)

Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors

Perquisites and other personal benefits	Executive physicals and financial planning assistance	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives

2012 Key Compensation Changes and Decisions

Effective January 1, 2012, we had a significant number of executive changes at our company. Each of our named executive officers received significant promotions as a result of these changes.

Named Executive Officer	2011 Position	2012 Position	Increase in Revenues Between Positions*	Increase in Employees Managed Between Positions**

James C. Smith	CEO, Professional Division	CEO, Thomson Reuters	132%	108%

Stephane Bello	CFO, Professional Division	CFO, Thomson Reuters	132%	108%

David W. Craig	President, Governance, Risk & Compliance business of the Markets division	President, Financial & Risk segment	3,198%	2,126%

Michael E. Suchsland	President, Corporate, Government & Academic business of the Legal segment	President, Legal segment	310%	1,312%

Shanker Ramamurthy	President, Sales & Trading business of the Markets division	President, Global Growth & Operations unit	-74%	264%

*Based on 2011 IFRS revenues.

**Based on total employees as of December 31, 2011, except for Global Growth & Operations, which is based on total employees as of December 31, 2012 as that unit was formed in 2012.

The HR Committee established Mr. Smith’s compensation arrangement for 2012. In consultation with Mr. Smith, the HR Committee also established compensation arrangements for each of the other named executive officers that reflected their new roles and responsibilities within Thomson Reuters. The HR Committee created pay packages which were designed to recognize the various levels of experience and contributions of the executive team.

In determining 2012 compensation arrangements for each named executive officer, the HR Committee considered:

•	Market data for compensation paid to certain companies in our compensation peer group;

•	Compensation previously paid to individuals who some of the named executive officers succeeded; and

•	Expected performance for each individual during 2012.

Thomson Reuters Management Proxy Circular

The following table summarizes changes to the key components of each named executive officer’s individual compensation arrangement.

Named Executive Officer	Base Salary		Annual Incentive Award (Target Payout as % of Base Salary)		Long-Term Incentive Award (Target Payout as % of Base Salary)
	2011	2012	2011	2012	2011	2012
James C. Smith	$1,000,000	$1,550,000	125%	200%	200%	250%
Stephane Bello1	$800,000	$850,000	125%	125%	150%	150%
David W. Craig2	$466,800	$871,000	100%	125%	100%	125%
Michael E. Suchsland	$390,000	$550,000	75%	125%	75%	100%
Shanker Ramamurthy3	$800,000	$850,000	125%	125%	150%	150%

1	Mr. Bello’s base salary was increased to $850,000 in April 2012.
2
Mr. Craig is based in London and is paid in British pounds sterling. His base salary above reflects the U.S. dollar equivalent using average GBP/US$ exchange rates for each year, which were GBP 1 = US$0.6309 for 2012 and GBP 1 = US$0.64746 for 2011.

3	Mr. Ramamurthy’s base salary was increased to $850,000 in July 2012.

Our named executive officers’ typical annual compensation does not include TRSUs. However, we granted TRSUs to each named executive officer in 2012 as retention awards, except for Mr. Ramamurthy, who was granted TRSUs as part of a sign-on award and to compensate him for the value of equity awards from his former employer that he forfeited when joining Thomson Reuters.

All of the TRSUs are subject to “cliff vesting” after five years from the grant date (except for Mr. Ramamurthy’s, which vest after two years). We believe that TRSUs can be an effective retention tool because the value of the award is perceived as more tangible to our named executive officers and they require longer-term service to be earned.

The following table sets forth information about TRSUs granted to our named executive officers in 2012:

Named Executive Officer	TRSU Award
	Number	Vesting Date (100% of Award)	Grant Date Fair Value
James C. Smith	200,000	3/30/17	$5,810,000
Stephane Bello	100,000	3/30/17	$2,905,000
David W. Craig	150,000	3/30/17	$4,357,500
Michael E. Suchsland	150,000	3/30/17	$4,357,500
Shanker Ramamurthy	16,000	5/31/14	$441,920

In designing our 2012 executive compensation program, the HR Committee linked annual and long-term incentive awards to our anticipated financial performance for the year and our strategic objectives of growth and efficiency. In doing so, the HR Committee selected highly relevant financial metrics, such as revenues, adjusted EBITDA less capital expenditures (referred to internally as “cash OI”), free cash flow, adjusted earnings per share (EPS) and return on invested capital (ROIC). All of the financial metrics utilized in our 2012 annual and long-term incentive awards were the same ones used in 2011, except for adjusted EBITDA less capital expenditures, which replaced operating profit before amortization and other adjustments for our annual incentive awards. Adjusted EBITDA less capital expenditures is a key metric that we use to drive additional focus internally on the capital intensity of our business. We believe adjusted EBITDA less capital expenditures is an appropriate metric to reflect in our annual incentive awards because it treats operating expenditures and capital expenditures equally.

Thomson Reuters Management Proxy Circular

2012 Financial Highlights

We recently reported the following financial results for 2012:*

	2012 (millions of US dollars, except EPS and margins)	Change from 2011
Revenues from ongoing businesses	$12,899	3%
Adjusted EBITDA	$3,529	6%
Adjusted EBITDA margin	27.4%	90 basis points
Adjusted EBITDA less capital expenditures	$2,567	9%
Adjusted EBITDA less capital expenditures margin	19.9%	110 basis points
Underlying operating profit	$2,405	-4%
Underlying operating profit margin	18.6%	-130 basis points
Adjusted earnings per share (EPS)	$2.12	8%
Free cash flow	$1,737	8%
Free cash flow from ongoing businesses	$1,667	20%

* Non-International Financial Reporting Standards (IFRS) measures, which are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report. Changes from 2011 are before currency for all results except for adjusted EPS and free cash flow.

2012 Operational Highlights and Key Named Executive Officer Accomplishments

James C. Smith

Mr. Smith recently described his first year as CEO as a “watershed” year for Thomson Reuters. Despite an economic environment that proved to be more challenging than we had anticipated, we achieved our 2012 financial targets for revenues, profit and free cash flow, and we also made significant progress executing our four key priorities for the year.

The following table summarizes our progress last year against Mr. Smith’s 2012 priorities for Thomson Reuters.

2012 Priority	2012 Progress
Restarting growth in our Financial & Risk business	•	We simplified the business and improved product quality and customer service
	•	Customer satisfaction ratings and retention rates are improving
	•	We executed on the development and rollout of our foundational future platforms, Thomson Reuters Eikon and Thomson Reuters Elektron
	•	We have a robust product pipeline

Investing in higher growing market segments and adjacent market segments	•	We continued to shift our investment towards what we believe are higher growth opportunities. We strengthened our positions in key market segments through the following acquisitions:
		o	FXall – a leading independent global provider of electronic foreign exchange trading solutions to corporations and asset managers within our Financial & Risk segment
		o	MarkMonitor – a provider of online brand protection within our Intellectual Property & Science segment
		o	Practical Law Company (PLC) – a leading provider of legal know-how, current awareness and workflow tools within our Legal segment

Utilizing the strengths and advantages of our global businesses	•	We continue to expand our position at the intersection of regulation and finance
•
Our Governance, Risk & Compliance (GRC) business reported organic revenue growth of 17%. We believe that we have an opportunity to significantly expand our GRC business and we are continuing to invest in it

Thomson Reuters Management Proxy Circular

2012 Priority	2012 Progress
Accelerating development and expanding our position in faster growing geographic areas around the world	•	Our Global Growth & Operations (GGO) business reported 19% revenue growth (10% organic)
	•	We are working to expand our position in faster-growing geographic areas

Stephane Bello

When Mr. Bello became CFO, his priorities for our finance organization were simplification, performance and accountability, collaboration, restarting the growth engine and focusing on free cash flow. Under Mr. Bello’s leadership, Thomson Reuters made good progress in 2012 executing against these priorities.

•
Simplification efforts extended beyond product platforms to back-office systems, including moving the majority of our Financial & Risk business onto one billing-to-cash system. Similar efforts are underway at our Legal and Intellectual Property & Science businesses;

•
Collaboration improved in 2012, as the business more effectively leveraged assets across the company to help drive growth. This was best reflected in 2012 in the success of our Global Growth & Operations unit which increased revenues 19% (10% of which were organic);

•	Mr. Bello and his finance team made tangible progress in 2012 by instituting a more focused organic and inorganic capital allocation process at the Financial & Risk business; and

•	The financial metric that Mr. Bello often emphasizes in measuring our company’s performance, free cash flow, grew in 2012 (20% ongoing; 8% reported).

David W. Craig

Mr. Craig’s primary goal in 2012 as Financial & Risk’s new President was to lead the business in its first year of a transformation plan. We believe the business is now halfway through that plan. In 2012, Mr. Craig focused the business on getting the basics right.

•
Operationally, Financial & Risk focused on improving product quality and customer service, simplifying its business by aligning sales and support operations, consolidating billing systems and rationalizing its product lineup;

•	Technologically, Financial & Risk began simplifying its front and back-ends, which we believe will help the cost profile of the business and allow us to roll out new product releases faster; and

•	Financially, Mr. Craig and his leadership team focused on optimizing the cost structure of the business to improve its profitability.

While Financial & Risk’s financial performance moved in the right direction in 2012, its customers still face significant challenges which we expect will continue to impact Financial & Risk’s results until economic conditions improve.

Michael E. Suchsland

Upon becoming President of the Legal segment, Mr. Suchsland put in place a strategy designed to accelerate the profitability of the business. In 2012, the Legal business laid a strong foundation for growth while driving improvements in revenues, adjusted EBITDA before capital expenditures and free cash flow. During Mr. Suchsland’s first year of leadership:

•	the Legal business continued its transformation to become more of a solutions business;

•	an agreement was signed to acquire Practical Law Company (PLC), which subsequently closed in February 2013; and

•	the business became more agile in its response to customers, notably through new programs in the U.S. and U.K.

Shanker Ramamurthy

Mr. Ramamurthy is the first leader of our Global Growth & Operations (GGO) organization, which was formed at the beginning of 2012. GGO works with our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. Under Mr. Ramamurthy’s leadership, GG&O focused in 2012 on Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States (CIS) and Turkey. GGO also manages our nine global operations centers that provide services across Thomson Reuters.

Thomson Reuters Management Proxy Circular

In its first year under Mr. Ramamurthy’s leadership of GGO:

•	nine acquisitions and various customer sales were closed;

•	a number of innovative products were launched; and

•	the unit delivered efficiencies through the operations centers and helped leverage capabilities across our business segments.

DESIGNING AND DETERMINING EXECUTIVE COMPENSATION: THE ROLE OF THE HR COMMITTEE, OUR PRINCIPAL SHAREHOLDER AND INDEPENDENT ADVISORS

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. As such, it performs the same functions as a compensation committee. Additional information about the HR Committee is included earlier in this circular in our discussion of the board and corporate governance.

At our corporate headquarters, the Human Resources department is responsible for overseeing the day-to-day design and administration of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO and other senior executives in the Human Resources department meet regularly with the HR Committee. The CEO provides the HR Committee with his evaluations of the performance of the executive management team, and he also makes recommendations to the HR Committee regarding the proposed compensation arrangements for the executives who report to him as well as other senior executives whose compensation is reviewed by the HR Committee.

The board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation.

The following is a brief summary of the experience of each member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
W. Geoffrey Beattie	•	Current member of the HR and Compensation Committee of Maple Leaf Foods
	•	Former President of Woodbridge and familiar with compensation programs at many companies

Manvinder S. Banga	•	Current member of the Remuneration Committee of Marks and Spencer Group
	•	Familiarity with global compensation standards

David W. Binet	•	Former member of the Compensation Committee of CTV Globemedia
	•	Secretary to the Thomson Reuters HR Committee for 12 years

Mary Cirillo (Chair)	•	Current member of the Compensation Committees of DealerTrack and ACE
	•	Former member of the Compensation Committees of Quest Diagnostics and HCPI
	•	Former CEO of several business subsidiaries and managed thousands of employees

Steven A. Denning	•	Current member of the compensation committee of a private company and former member of the compensation committees of several public and private companies
	•	Former Chair of Thomson Reuters HR Committee
	•	Chairman of General Atlantic LLC and familiar with compensation programs at many companies

The following table provides an overview of the HR Committee’s work plan for 2012.

2012 Primary HR Committee Activities
•	Compensation review for senior executives, including the CEO

•	Annual individual performance evaluation of the CEO and review of evaluations of other members of his Executive Committee

•	Approval of 2011 annual and long-term incentive award payouts

•	Approval of 2012 annual and long-term incentive awards and targets

•	Approval of compensation disclosure in the annual management proxy circular

Thomson Reuters Management Proxy Circular

2012 Primary HR Committee Activities
•	Review of employee engagement survey results

•	Review of global retirement plans

•	Review of global executive development program

•	Review of CEO position description

•	Annual talent review process

•	Annual succession planning review

•	Periodic consideration of certain new senior executive hirings and terminations

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. All of the HR Committee’s members are independent directors, except Messrs. Binet and Beattie who are not considered to be independent under applicable rules because of their affiliations with Woodbridge. Messrs. Binet and Beattie are not members of the Thomson Reuters executive management team. Mr. Binet is the current President of Woodbridge and Mr. Beattie was President of Woodbridge until he retired from that office on December 31, 2012.

Independent Advisors

The HR Committee may retain outside advisors in carrying out its duties. Our HR Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation. Representatives of the Cook firm are available to HR Committee members on an ongoing basis and generally attend HR Committee meetings. The HR Committee originally engaged the Cook firm in 1998. As part of its ongoing services to the HR Committee, the Cook firm assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

The Cook firm does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of the Cook firm by Thomson Reuters management would require the HR Committee’s prior approval. In 2012 and 2011, we paid the Cook firm the following fees:

	2012	2011	Percentage of total fees
Executive compensation-related fees	$115,490	$50,541	100%
All other fees	$–	$–	–
Total annual fees	$115,490	$50,541	100%

In 2012 and 2011, the Corporate Human Resources department also engaged Pay Governance LLC and paid that firm approximately $320,000 and $262,000, respectively, for executive compensation consulting services, including competitive compensation analyses and advice on various other matters.

New SEC and NYSE rules that were adopted under the Dodd-Frank Act will require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from the new rules, the HR Committee considered them in March 2013. The six factors considered by the HR Committee were:

(1)	The provision of other services to Thomson Reuters by the advisor;

(2)	The amount of fees received from Thomson Reuters by the advisor as a percentage of the total revenue of the advisor;

(3)	The policies and procedures of the firm that are designed to prevent conflicts of interest;

(4)	Any business or personal relationship of the advisor with a member of the HR Committee;

(5)	Any stock of Thomson Reuters owned by the advisor or the advisor’s affiliates; and

(6)	Any business or personal relationship of the advisor or any other employee at the firm with an executive officer of Thomson Reuters.

Thomson Reuters Management Proxy Circular

Based on disclosures provided to the HR Committee by the Cook firm and in questionnaires provided by our directors and executive officers, the HR Committee views the Cook firm as independent.

The HR Committee and the Corporate Human Resources department also receive input from their advisors regarding compensation-related market trends as well as on the structuring of specific compensation-related policies and plans.

OUR KEY COMPENSATION PRINCIPLES

“Pay for performance” is a significant component of executive compensation

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown in the charts below, approximately 82% of Mr. Smith’s 2012 target compensation was variable, which included approximately 46% awarded as long-term incentive grants in the form of performance restricted share units (PRSUs) and stock options. On average, approximately 72% of the other named executive officers’ 2012 target compensation was variable, which included approximately 37% awarded as long-term incentive grants in the form of PRSUs and stock options. As TRSU grants are not part of a named executive officer’s typical annual compensation, they have not been reflected in the charts below.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility.

The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

Thomson Reuters Management Proxy Circular

Incentive performance goals are linked to key measures of our company’s performance and strategy

Annual incentives

The HR Committee sets performance goals that focus on superior performance taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy.

In the fourth quarter of each year, senior executives from our businesses meet with our CEO, CFO and other Corporate executives to discuss the upcoming operating plan, including specific objectives and targets for the plan. In developing our operating plan, we consider various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors meets with senior management in the first quarter to review, discuss and approve the final version of the plan. The HR Committee subsequently sets minimum (threshold), target and maximum levels for each of the performance criteria for financial metrics used in our annual and long-term incentive awards.

In general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be a stretch, but achievable. As an example, our Corporate-level annual incentive awards for 2012, 2011 and 2010 paid out at 93%, 82% and 115% of the target level, respectively.

For 2012, the performance goals for our annual cash incentive awards were based on growth in revenues, adjusted EBITDA less capital expenditures and free cash flow.

Long-term incentives

Executives’ long-term incentive awards are expressed as a percentage of base salary, and we may modify an executive’s percentage up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are aligned with key drivers of total shareholder return. In 2012, long-term incentive awards that we granted to our CEO and other named executive officers included PRSUs, which will vest only if our goals for adjusted earnings per share (EPS) growth and return on invested capital (ROIC) performance are met over a three-year performance period. Long-term incentive awards for our named executive officers also included stock options. The value of PRSUs and stock options is dependent on our company’s share price. Our PRSUs for the three-year performance periods ended December 31, 2012, 2011 and 2010 paid out at 134%, 83% and 62% of the target level, respectively.

Discretionary adjustment authority

For both annual and long-term incentive awards, the HR Committee is authorized to make discretionary adjustments to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. In recent years, adjustments have related to reorganization costs, changes in accounting practices, various acquisitions and dispositions, integration program costs related to our Reuters acquisition and litigation/legal settlements. Results are also adjusted to reflect foreign currency exchange rates used to prepare our annual operating plan.

Non-IFRS financial measures

All of the financial metrics that we use for our annual and long-term incentive awards are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

Our executives should build equity in our company to align their interests with our shareholders

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant TRSUs on a highly selective basis to high-performing executives whom it is critical to retain and/or in recognition of high potential, superior performance and contributions to the company. TRSUs do not have performance conditions.

Thomson Reuters Management Proxy Circular

Through our share ownership guidelines, we encourage our executives to maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, senior executives must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested TRSUs, PRSUs and stock options do not count toward the guidelines.

The following table shows the share ownership guidelines for certain of our named executive officers as well as their actual share ownership. All share values and the named executive officers' ownership are as of March 15, 2013. Messrs. Bello, Craig, Suchsland and Ramamurthy only joined the Thomson Reuters executive committee on January 1, 2012 following their promotions to their current positions. In connection with those promotions, Messrs. Bello, Craig, Suchsland and Ramamurthy received new compensation arrangements which increased the dollar value of their minimum share ownership guidelines.

	Minimum share ownership			Actual share ownership
Name	(base salary multiple)		($)	(base salary multiple)		($)
James C. Smith	5	x	$7,750,000	6.79	x	$10,517,928
Stephane Bello	4	x	$3,400,000	2.65	x	$2,248,489
David W. Craig	3	x	$2,615,000	0.73	x	$633,457
Michael E. Suchsland	3	x	$1,650,000	0.89	x	$487,965
Shanker Ramamurthy	3	x	$2,550,000	0.46	x	$387,410

We pay competitive compensation

To ensure that our compensation programs are competitive, the HR Committee utilizes independent market surveys as well as a proxy analysis to obtain a general understanding of competitive pay for positions similar to our executives. However, this information is for general reference only. The most critical factors in determining pay for our executives are their experience, their performance for the applicable period and their potential performance for future periods. The HR Committee uses benchmarks to set individual components or overall executive compensation, and performs a comparison of the compensation of our executives to that of the peer set, on a component basis and in total, to compute the difference between our pay and that of the peer set. However, our annual and long term incentive awards are not based on our company’s performance relative to a peer group of similar companies.

In addition, the HR Committee uses compensation data about other companies as a reference point on which - either wholly or in part - to base, justify or provide a framework for our compensation decisions. The HR Committee also reviews and considers customized third party surveys for the more general purpose of obtaining an understanding of current compensation practices.

In carefully constructing our peer group, the HR Committee does not use a mechanical, formula-driven process that is limited to identifying other Canadian companies with a common Global Industry Classification System (GICS) code and only utilizing revenues and market capitalization as comparative factors. We believe that an analysis limited to these factors without regard to industry in particular would not provide a meaningful or relevant comparison of financial performance or compensation benchmarking.

Although Thomson Reuters is a Canadian company, Mr. Smith and our named executive officers are all based in the United States and United Kingdom. The group of companies that we currently use for informational purposes in the United States largely represents a mix of other information development and delivery companies and professional service providers with which we compete for business, talent and investors. For United Kingdom comparative purposes, we evaluate companies in the FTSE 100 index generally. We do not include any other Canadian companies in the group reviewed by the HR Committee.

The companies that the HR Committee currently reviews as part of this process are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Although we believe our company is somewhat unique in terms of its business operations serving the Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Similar to Thomson Reuters, many of these other companies also have significant global operations. Our company’s revenues are about the median of the companies in the group.

Thomson Reuters Management Proxy Circular

The companies in the group currently consist of:

Accenture	Omnicom
Automatic Data Processing	Pearson
Cablevision	Reed Elsevier
Computer Sciences	SAIC
DIRECTV Group	SAP
eBay	Time Warner
Gannett	Time Warner Cable
Interpublic Group	Wolters Kluwer
McGraw-Hill News Corporation	WPP

Our compensation programs take risk into account, but do not encourage unnecessary or excessive risk taking

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. We believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•
Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities. In 2013, we decided to de-emphasize stock options and only grant them to a very small number of executives. Most of our executives who received long-term incentive awards in 2013 only received PRSUs;

•
Our HR Committee annually reviews and determines performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are still relevant and applicable for our business;

•	Our annual and long-term incentive awards have caps for the maximum potential payouts;

•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

•	We have ownership guidelines which further tie executives’ interests to those of our shareholders over the long-term; and

•
We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from our named executive officers in certain circumstances. Our clawback policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer (which includes all of our named executive officers) if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2012 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Thomson Reuters Management Proxy Circular

2012 Compensation

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

As discussed earlier in this section, in 2012, base salaries for our named executive officers increased from 2011 levels as a result of promotions.

The following table sets forth the base salaries for our named executive officers as of December 31, 2012:

Name	Base salary
James C. Smith	$1,550,000
Stephane Bello	$850,000
David W. Craig1	$871,000
Michael E. Suchsland	$550,000
Shanker Ramamurthy	$850,000

1
Mr. Craig is based in London and is paid in British pounds sterling. His base salary above reflects the U.S. dollar equivalent of GBP 550,000, using the average GBP/US$ exchange rate for 2012, which was GBP 1 = US$0.6309.

Annual Incentive Awards

We provide an annual incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. Targets for our 2012 annual incentive awards were as follows for each named executive officer:

Name	Target annual incentive payout as percentage of base salary
James C. Smith	200%
Stephane Bello	125%
David W. Craig	125%
Michael E. Suchsland	125%
Shanker Ramamurthy	125%

For 2012 annual incentive awards, potential payouts ranged from 0% to 200% of the target award depending on our financial performance against the goals set by the HR Committee at the beginning of the year. For example, in the case of Mr. Smith, this means he could have earned up to 400% of his base salary if the maximum performance level had been achieved.

Performance metrics and why we’ve selected them

For 2012, the performance goals for annual incentive awards were based on revenues, adjusted EBITDA less capital expenditures and free cash flow.

•	Revenues – We use revenues because they are commonly used to measure growth of our business.

•
Adjusted EBITDA less capital expenditures (cash OI) – We use adjusted EBITDA less capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

•
Free cash flow – We use free cash flow as a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund new acquisitions. We define free cash flow as net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. For incentive compensation purposes only, we also exclude interest and taxes.

Thomson Reuters Management Proxy Circular

These goals were approved by the HR Committee during the first quarter of 2012. Awards were weighted as follows:

Financial metric	Annual incentive percentage weighting
Revenues	45%
Adjusted EBITDA less capital expenditures (cash OI)	45%
Free cash flow	10%

Earlier this month, the HR Committee determined the extent to which our 2012 annual performance targets were met by comparing our financial results to our performance goals. 2012 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2012 annual operating plan.

Mr. Smith and Mr. Bello were previously granted Corporate-level 2012 annual incentive awards, which are based on consolidated company performance. Performance for these awards was determined to be approximately 93% of target. Mr. Craig, Mr. Suchsland and Mr. Ramamurthy were granted a combination of Corporate and business unit level annual incentive awards with 70% of the award based on the performance of their respective business units and 30% based on our company’s consolidated performance. Performance for these awards for Messrs. Craig, Suchsland and Ramamurthy was determined to be approximately 91%, 95% and 105% of target, respectively.

The following table sets forth information regarding our 2012 target and actual performance for each financial metric reflected in our Corporate-level annual incentive awards. These results are not directly comparable to similar financial measures that we disclose in our 2012 annual report.

Performance Metric (in billions of dollars)	Target performance	Actual performance
Revenues	$13.2	$13.1
Adjusted EBITDA less capital expenditures	$2.6	$2.6
Free cash flow	$1.6	$1.7

The following table sets forth the payout amounts to each named executive officer for 2012 annual incentive awards:

Name	Actual payout for 2012 annual incentive awards
James C. Smith	$2,855,884
Stephane Bello	$965,091
David W. Craig	$999,459
Michael E. Suchsland	$643,778
Shanker Ramamurthy	$1,077,430

Long-term Incentive Awards

We provide a long-term incentive award to each of our named executive officers that is equity-based. Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year. Targets for our 2012 long-term incentive awards were as follows for each individual:

Name	Target long-term incentive payout as percentage of base salary
James C. Smith	250%
Stephane Bello	150%
David W. Craig	125%
Michael E. Suchsland	100%
Shanker Ramamurthy	150%

In 2012, we divided long-term incentive awards for Mr. Smith and our other named executive officers between 50% PRSUs and 50% stock options. This blend was intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to our company and strongly supportive of important strategic and human resource objectives over the long term. While some lower level executives received stock options (in addition to PRSUs) as part of their long-term incentive awards in 2012, most of these executives only received PRSUs.

Thomson Reuters Management Proxy Circular

In determining the size of PRSU and stock option grants, the HR Committee initially establishes a total target compensation amount for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determines the number of PRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally does not take into account the amount of previous allocations.

PRSUs

Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

Performance metrics and why we’ve selected them

The two financial metrics used for our PRSU awards are adjusted EPS and ROIC.

•
Adjusted EPS – We use adjusted EPS because it is a primary driver of our long-term financial success by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis excluding the pre-tax impacts of amortization of other identifiable intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification, other net finance costs or income, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares.

•
ROIC - We use ROIC as one of the measures to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We express ROIC as a percentage of post-tax adjusted operating profit to average invested capital. Adjusted operating profit excludes certain non-controllable and non-operating items. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profits. See Appendix D to our 2012 management’s discussion and analysis for the full calculation.

For 2012 PRSU grants to our named executive officers, we assigned the following weightings to the financial performance goals:

Financial metric	PRSU percentage weighting
Adjusted EPS	50%
ROIC	50%

The number of PRSUs granted to each executive was based on our average share price on the NYSE for the three months prior to January 31, 2012.

Between 0% and 200% of the initial number of PRSUs granted in 2012 will vest in 2015 after the end of the three-year performance period (January 1, 2012 through December 31, 2014), depending on the achievement of the performance goals.

The following table sets forth information about PRSU grants made to our named executive officers in 2012. While PRSU awards are granted in terms of number of units, we have also provided the dollar value of the threshold, target and maximum amounts for each award based on the closing price of our common shares on the NYSE on March 15, 2013, which was $32.26.

		Performance	Estimated future payouts
		period until
		maturation	Threshold	Target	Maximum
Name	PRSUs (#)	or payout	(#/$)	(#/$)	(#/$)
James C. Smith	70,560	2012-2014	17,640	70,560	141,120
			$569,066	$2,276,266	$4,552,531
Stephane Bello	21,850	2012-2014	5,463	21,850	43,700
			$176,236	$704,881	$1,409,762
David W. Craig	20,070	2012-2014	5,018	20,070	40,140
			$161,881	$647,458	$1,294,916
Michael E. Suchsland	10,020	2012-2014	2,505	10,020	20,040
			$80,811	$323,245	$646,490
Shanker Ramamurthy	21,850	2012-2014	5,463	21,850	43,700
			$176,236	$704,881	$1,409,762

Thomson Reuters Management Proxy Circular

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed to executives.

After the end of the year, the HR Committee determines the extent to which our PRSU performance targets were met by comparing our financial results to our performance goals. Our performance for the three year period ended December 31, 2012 was determined to be approximately 134% of the target.

The following table sets forth information regarding our 2012 target and actual performance for each financial metric reflected in our long-term incentive awards for the three-year performance period ended December 31, 2012. Adjusted EPS and ROIC reflect an average performance for the three-year period. These results are not directly comparable to similar financial measures that we disclose in our 2012 annual report.

Performance Metric	Target performance	Actual performance
Adjusted EPS growth	$2.25	$2.29
ROIC performance	6.93%	6.96%

The following table sets forth the number of PRSUs that vested in March 2013 for long-term incentive awards granted to our named executive officers related to the three-year performance period ended December 31, 2012. We subsequently issued a net number of common shares to each named executive officer after withholding applicable taxes.

Name	Number of PRSUs
James C. Smith	69,907
Stephane Bello	12,252
David W. Craig	9,789
Michael E. Suchsland	7,192
Shanker Ramamurthy	-

Stock options

Over the last few years, our share price has been relatively flat. As vested stock options are only considered to be “in-the-money” when the market value of our common shares is greater than the applicable option exercise price, most of our executives have realized minimal, if any, value from stock options in recent years.

All options granted in 2012 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2012 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2012, the HR Committee calculated the grant date fair value based on the average common share price of $27.46 for the three month period prior to January 31, 2012 and a Black-Scholes value of 18% of this average share price ($4.93). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted. By using this value, the number of options is determined primarily by our company’s financial performance as opposed to changes in estimated option values.

The following table sets forth information regarding stock options granted to our named executive officers in 2012.

Name	Securities under options granted (#)	% of total options granted to employees in 2012	Exercise or base price ($/security)	Market value of Securities underlying options on grant date ($/security)	Expiration date
James C. Smith	393,010	15.45%	$28.36	$28.36	March 7, 2022
Stephane Bello	121,710	4.78%	$28.36	$28.36	March 7, 2022
David W. Craig	111,770	4.39%	$28.36	$28.36	March 7, 2022
Michael E. Suchsland	55,790	2.19%	$28.36	$28.36	March 7, 2022
Shanker Ramamurthy	121,710	4.78%	$28.36	$28.36	March 7, 2022

In 2012, none of our named executive officers exercised any of their vested, in-the-money stock options.

Thomson Reuters Management Proxy Circular

TRSUs

As discussed earlier in this section, we granted TRSUs to each of our named executive officers in 2012. While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

In May 2011, we also granted Mr. Smith 155,723 TRSUs as an earlier retention award. 20% of Mr. Smith’s TRSUs vest on each anniversary of the grant date over a five year period. In June 2011, we granted Mr. Ramamurthy 90,000 TRSUs as a sign-on award and to compensate him for the value of equity awards from his former employer that he forfeited when joining Thomson Reuters. 60,000 of Mr. Ramamurthy’s TRSUs vest ratably over three years and the remaining 30,000 TRSUs cliff vest on the third anniversary of the grant date.

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis were retained.

For our named executive officers, perquisites and benefits provided in 2012 included:

•
Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office;

•
Use of company automobiles – this benefit is currently limited to Mr. Smith and Mr. Craig, who are entitled to use a car and driver, which allow each of them to devote additional time to Thomson Reuters business; and

•
Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

Insurance Policies

Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. All of our named executive officers except for Mr. Craig are eligible for this benefit. Mr. Craig is based in the U.K. and has company-provided life insurance coverage equal to four times his base salary.

Termination Benefits

Our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for off-cycle awards. Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month.

New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson Reuters.

Thomson Reuters Management Proxy Circular

Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the closed period has ended, or when we are no longer in possession of material nonpublic information.

Insider Trading Policy/Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Under our insider trading policy, our directors and executive officers are prohibited from entering into certain types of hedging transactions involving securities of our company, such as short sales, puts and calls.

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of US$100 and C$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a US$100 Investment

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Thomson Reuters Management Proxy Circular

Trend: Executive Compensation, Share Price Performance and Certain Metrics

The following table compares the compound annual growth rate (CAGR) of our U.S. dollar-denominated common shares with the S&P 500 composite index, compensation earned by our top five executive officers, and the performance of other company metrics, for the five year period ended December 31, 2012.

5-year compound annual growth rate (CAGR)
Thomson Reuters common shares	-3%
S&P 500 composite index	2%
Compensation earned by our top 5 executive officers	7.7%
Revenues	3%
Free cash flow	10%

The total compensation earned by our top 5 executive officers represented 0.26% of our 2012 revenues.

Each named executive officer has received a relatively small percentage of overall total compensation as a base salary. As discussed in the “Key Compensation Practices” section of this Compensation Discussion and Analysis, a significant portion of the total compensation for these individuals is variable and tied to performance, and therefore “at risk”. This approach is also intended to align the interests of our named executive officers with those of our shareholders.

Thomson Reuters Management Proxy Circular

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of actual compensation realized by our named executive officers. To supplement this required disclosure, we have included a supplemental table below called “Total Realized Compensation” which shows total actual compensation realized by each named executive officer in 2012.

					Non-equity
					incentive plan	Pension	All other	Total
					compensation	Value	Compensation	compensation
					($)	($)6	($)7	($)

Name and principal position	Year	Salary ($)	Share-based awards ($)3	Option-based awards ($)4	Annual incentive plans5
James C. Smith	2012	1,550,000	7,815,315	1,937,539	2,855,884	4,602,000	49,580	18,810,318
President and Chief	2011	1,000,000	7,106,067	1,000,076	1,356,600	10,000	50,946	10,523,689
Executive Officer	2010	1,000,000	1,661,261	1,000,013	1,437,500	(79,000)	24,984	5,044,758
Stephane Bello	2012	837,500	3,525,977	600,030	965,091	347,000	22,721	6,298,319
Executive Vice	2011	656,700	288,358	277,943	597,314	832,000	26,239	2,678,554
President and Chief	2010	585,000	291,149	263,270	453,317	99,000	24,183	1,715,919
Financial Officer
David W. Craig1	2012	871,800	4,927,889	551,026	999,459	–	106,089	7,456,263
President, Financial &	2011	466,800	252,459	243,334	577,040	–	66,089	1,605,722
Risk business	2010	436,300	232,634	210,335	421,094	–	62,514	1,362,877
Michael E. Suchsland	2012	550,000	4,642,268	275,045	643,778	31,000	24,210	6,166,301
President, Legal	2011	377,000	185,345	76,553	246,177	26,000	8,251	919,326
business	2010	340,000	882,267	66,355	132,600	21,000	8,150	1,450,372
Shanker Ramamurthy2	2012	825,000	1,062,897	600,030	1,077,430	–	38,183	3,603,540
President, Global	2011	400,000	3,979,482	600,275	519,231	–	546,224	6,045,212
Growth & Operations	2010	-	-	-	-	–	-	-
organization

1
Mr. Craig is based in London and his compensation is paid in British pounds sterling. Amounts reflected in this table for Mr. Craig have been translated to U.S. dollars using the average exchange rate for the applicable year, which was GBP 1 = US$0.6309 for 2012, GBP 1 = US$0.64746 for 2011 and GBP 1 = US$0.64178 for 2010.

2
Mr. Ramamurthy joined our company in June 2011. His 2011 compensation reflects amounts that he earned during the year at Thomson Reuters. Mr. Ramamurthy’s compensation for 2011 includes TRSU and PRSU grants, a pro-rated annual incentive award and a sign-on bonus paid in cash which is reflected within “all other compensation” for that year.

3
Long-term incentive awards granted in 2012, 2011 and 2010 represent the grant date fair value of PRSUs for the three year performance periods that end on December 31, 2014, 2013 and 2012, respectively, as well as the grant date fair value of TRSUs. TRSUs are not part of a named executive officer’s typical annual compensation. Additional information about our long-term incentive awards and TRSU grants is provided in the “Compensation Discussion and Analysis” section of this circular. The following table sets forth the grant date fair values of PRSUs and TRSUs awarded to each named executive officer in 2012.

Name	Grant Date Fair Value
	PRSUs	TRSUs

James C. Smith	$2,005,315	$5,810,000
Stephane Bello	$620,977	$2,905,000
David W. Craig	$570,389	$4,357,500
Michael E. Suchsland	$284,768	$4,357,500
Shanker Ramamurthy	$620,977	$441,920

Thomson Reuters Management Proxy Circular

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2012, based on the closing price of our common shares on the NYSE on December 31, 2012. RSU amounts below include additional units received from notional dividend equivalents. In 2012, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Smith – 25,655; Mr. Bello – 6,277; Mr. Craig – 6,385; Mr. Suchsland – 6,833; and Mr. Ramamurthy – 5,365. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
James C. Smith	153,774	351,856	505,630	14,693,608
Stephane Bello	109,069	39,696	148,765	4,323,111
David W. Craig	155,086	35,027	190,113	5,524,684
Michael E. Suchsland	176,048	20,844	196,892	5,721,682
Shanker Ramamurthy	91,401	39,634	131,035	3,807,877
* Assumes vesting of PRSUs at the target amount (100%).

4
For options granted on March 7, 2012, we calculated the grant date fair value of $4.93 per option based on the average common share price of $27.46 for the three month period prior to January 31, 2012 and a Black-Scholes value of 18% of this average share price. This amount differs from the accounting fair value, which was $5.21 per option. The difference between the two calculations is $0.28 per option. The differences between the accounting fair value and the amounts reported in this table are $110,042 for Mr. Smith, $34,078 for Mr. Bello, $31,295 for Mr. Craig, $15,621 for Mr. Suchsland and $34,078 for Mr. Ramamurthy. The exercise price for these options is $28.36 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on March 2, 2011, we calculated the grant date fair value of $7.64 per option based on the average common share price of $37.62 for the three month period prior to January 31, 2011 and a Black-Scholes value of 20.3% of this average share price. This amount differs from the accounting fair value, which was $8.42 per option. The difference between the two calculations is $0.78 per option. The differences between the accounting fair value and the amounts reported in this table are $102,102 for Mr. Smith, $28,376 for Mr. Bello, $24,843 for Mr. Craig and $7,815 for Mr. Suchsland. The exercise price for these options is $38.98 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on March 2, 2010, we calculated the grant date fair value of $7.68 per option based on the average common share price of $32.30 for the three month period prior to January 31, 2010 and a Black-Scholes value of 23.8% of this average share price. This amount differs from the accounting fair value, which was $8.92 per option. The difference between the two calculations is $1.24 per option. The differences between the accounting fair value and the amounts reported in this table are $161,460 for Mr. Smith, $42,507 for Mr. Bello, $33,964 for Mr. Craig and $10,713 for Mr. Suchsland. The exercise price for these options is $35.22 per share, which was the closing price of our common shares on the day before the grant date.

We estimate the grant date value of stock option awards using a lattice-binomial valuation model. For financial statement reporting purposes, we expense the fair value of stock options over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option on the grant date. The principal assumptions used by our company in applying the Black-Scholes option pricing model in 2012, 2011 and 2010 are described in note 25 to our 2012 annual financial statements.

The number of stock options granted to each named executive officer is set forth in the “Compensation Discussion and Analysis” section of this circular as well as the “Incentive Plan Awards” subsection that follows.

5
Annual cash incentive payouts are with respect to performance during 2012, 2011 and 2010. Payouts were made in the first quarter of 2013, 2012 and 2011, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

6
Pension value represents the compensatory portion of the change in the accrued pension obligation. The increased amount reflected for Mr. Smith in 2012 compared to previous years was due to his increase in base salary and the increase in his supplemental executive retirement plan (SERP) annual benefit from 50% to 60% of his base salary. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

7	All other compensation for 2012 includes the following perquisites:

•	For Mr. Smith, tax and financial planning advice of $15,790 and the value of personal use of a car and driver of $24,994.
•	For Mr. Bello, tax and financial planning advice of $13,925.
•	For Mr. Craig, the value of personal use of a car and driver of $7,288.
•	For Mr. Suchsland, temporary housing and commuting expenses of $15,750.
•	For Mr. Ramamurthy, tax and financial planning advice of $13,925.

All other compensation for 2012 for Messrs. Smith, Bello, Suchsland and Ramamurthy also includes company matching contributions under the U.S. employees’ 401(k) retirement savings plan, which is described in Appendix A to this circular. All other compensation for 2012 for Messrs. Craig and Ramamurthy also includes company contributions to the defined contribution plans in which they participate, which are described in the “Pension and Other Retirement Benefits” section below.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards. In circulars prior to 2011, we had included the value of these dividends as additional compensation.

Mr. Smith does not receive additional compensation for serving on our board of directors.

Thomson Reuters Management Proxy Circular

Total Realized Compensation

As discussed above, to supplement the required Summary Compensation Table, the table below sets forth 2012 total realized compensation for each of our named executive officers.

Name	Total realized compensation
James C. Smith	$6,864,178
Stephane Bello	$2,207,765
David W. Craig	$2,326,632
Michael E. Suchsland	$1,430,985
Shanker Ramamurthy	$2,529,088

The amounts reported in the table above differ from the amounts reported in the Summary Compensation Table required under Canadian disclosure rules and are not a substitute for those amounts. Total Realized Compensation represents total compensation minus the aggregate grant date fair value of stock options and RSUs awarded in 2012 and changes in pension value and reflects the value of annual and long term incentive awards actually paid in 2012. For more information on total compensation as calculated under Canadian disclosure rules, please see the Summary Compensation Table above.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2012. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2012 (the last trading day of the year) and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2012. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of Unexercised in-the-money options ($)	Number Of Shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
James C. Smith	393,010	$28.36	03/07/2022	$275,107	505,630	$14,693,608	-
	130,900	$38.98	03/02/2021	-	-
	130,210	$35.22	03/02/2020	-	-
	189,400	$23.25	03/03/2019	$1,100,414	-
	156,500	$37.15	05/07/2018	-	-
	120,310	$42.96	02/22/2017	-	-
	87,500	$35.13	12/05/2015	-	-
	75,000	$33.76	12/17/2014	-	-
	53,125	$33.49	12/18/2013	-	-
	42,500	$26.06	03/15/2013	$127,500	-
Stephane Bello	121,710	$28.36	03/07/2022	$85,197	148,765	$4,323,111	-
	36,380	$38.98	03/02/2021	-	-
	34,280	$35.22	03/02/2020	-	-
	49,860	$23.25	03/03/2019	$289,687	-

Thomson Reuters Management Proxy Circular

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of Unexercised in-the-money options ($)	Number Of Shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	39,090	$37.15	05/07/2018	-	-
	31,880	$42.96	02/22/2017	-	-
	25,000	$35.13	12/05/2015	-	-
	20,000	$33.49	12/18/2013	-	-
	20,000	$33.76	12/17/2014	-	-
	10,000	$26.06	03/15/2013	$30,000	-
David W. Craig	111,770	$28.36	03/07/2022	$78,239	190,113	$5,524,684	-
	31,850	$38.98	03/02/2021	-	-
	27,390	$35.22	03/02/2020	-	-
	24,730	$23.25	03/03/2019	$143,681	-
	9,400	$37.15	05/07/2018	-	-
Michael E. Suchsland	55,790	$28.36	03/07/2022	$39,053	196,892	$5,721,682	-
	10,020	$38.98	03/02/2021	-	-
	8,640	$35.22	03/02/2020	-	-
	6,280	$23.25	03/03/2019	$36,487	-
	9,740	$37.15	05/07/2018	-	-
	7,570	$42.96	02/22/2017	-	-
	5,000	$35.13	12/05/2015	-	-
Shanker Ramamurthy	121,710	$28.36	03/07/2022	$85,197	131,035	$3,807,877	-
	78,570	$37.07	06/30/2021	-	-

The closing price of our common shares on December 31, 2012 (the last trading day of the year) on the NYSE was $29.06. During 2012, the high and low market prices for our common shares on the NYSE were $30.66 and $26.20, respectively.

Incentive Plan Awards – Value Vested or Earned in 2012

The following table sets forth information regarding incentive plan awards that vested or were earned in 2012. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2010 through December 31, 2012 and TRSUs. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2012. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
James C. Smith	274,157	2,134,557	2,855,884
Stephane Bello	72,172	310,281	965,091
David W. Craig	71,593	277,691	999,459
Michael E. Suchsland	18,181	194,817	643,778
Shanker Ramamurthy	-	588,475	1,077,430

Thomson Reuters Management Proxy Circular

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
C$-denominated stock options	75,500	$	C41.22	–
US$-denominated stock options	10,397,250	$	US33.07	–
US$-denominated TRSUs	3,153,785		N/A 1	–
US$-denominated PRSUs	4,186,209		N/A 1	–
Total	17,812,744		–	16,117,153
Equity compensation plans not approved by security holders	–		–	–
Total	17,812,744		–	16,117,153

1	Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a U.S. employees’ 401(k) retirement savings plan and a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, 3 Times Square, New York, New York 10036, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our deferred share unit plan for directors is described in the “About Our Directors - Director Compensation” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

U.S. Employees’ 401(k) Retirement Savings Plan. Messrs. Smith, Bello, Suchsland and Ramamurthy participate in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed by each of them to the plan. For additional information, please see Appendix A to this circular.

Pension Plans

•
U.S. - Messrs. Smith, Bello and Suchsland participate in a U.S. defined benefit pension plan which has been closed to new participants since 2006. Accordingly, Mr. Ramamurthy currently does not participate in this plan as he joined our company in 2011. The U.S. pension plan in which Messrs. Smith, Bello and Suchsland participate is a defined benefit plan funded by one of our wholly owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2012, the eligible compensation limit was $250,000 and the maximum annual benefit limit under the pension plan was $200,000.

•
U.K. - Thomson Reuters defined benefit pension plans in the U.K. have been closed to new participants since 2001. Accordingly, Mr. Craig currently does not participate in these plans as he joined our company in 2008. Mr. Craig participates in a defined contribution plan which provides a company contribution annually equal to 12% of his base salary.

Thomson Reuters Management Proxy Circular

Retirement Plus Plans

•
We provide a supplemental benefit to Messrs. Smith, Bello and Suchsland through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Messrs. Smith, Bello and Suchsland receive allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2012, the IRS compensation limit was $250,000. As a result, Messrs. Smith, Bello and Suchsland received allocations of $3,000, $2,500 and $3,000, respectively, in 2012 under this plan. Amounts under this plan are paid from our general assets.

•
We provide a supplemental benefit to Mr. Ramamurthy though a separate “retirement plus” plan which is an unfunded, non-qualified defined contribution plan. Mr. Ramamurthy receives a 4% allocation of his base salary over the IRS eligible compensation limit. There is no maximum annual “retirement plus” plan compensation limit for this plan. Amounts under this plan are also paid from our general assets.

SERPs. The Thomson Reuters SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. Of our named executive officers, only Messrs. Smith and Bello have SERPs. SERP benefits supplement amounts received by Messrs. Smith and Bello under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Mr. Smith is currently vested in his SERP benefits (other than in the event of his voluntary resignation). Mr. Bello will vest in his SERP benefits when he is 55 years old (as he already has at least 10 years of service with our company).

The combined annual benefit under the pension plan, retirement plus plan and SERP for Messrs. Smith and Bello is a pension equal to a percentage of his final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Smith and 50% for Mr. Bello. Prior to January 1, 2012, the percentage for Mr. Smith was 50%. Mr. Smith received an increase in this benefit in connection with his promotion to CEO of our company. For Messrs. Smith and Bello, the benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, Messrs. Smith and Bello will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

				Opening
				Present
				value of
	Number	Annual benefits payable		defined			Closing present
	of years	($)1,2		benefit		Non-	value of defined
	credited			obligation	Compensatory	compensatory	benefit
Name	service (#)	At year end	At age 65	($)3	change ($)4	change ($)5	obligation ($)6
James C. Smith	30.25	930,000	930,000	5,256,000	4,602,000	1,073,000	10,931,000
Stephane Bello	11.42	425,000	425,000	2,698,000	347,000	534,000	3,579,000
David W. Craig	–	–	–	–	–	–	–
Michael E. Suchsland	14	54,000	99,000	397,000	31,000	65,000	$493,000
Shanker Ramamurthy	–	–	–	–	–	–	–

1
Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on actual pensionable earnings as of December 31, 2012 and on the terms of retirement agreements effective as of that date. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his normal retirement date.

2
Annual benefits at age 65 for SERP participants are the same at year-end since the benefit under the SERP plan is not service-related. The amount of benefits reported at year-end for Messrs. Smith and Bello assumes that each of them will remain with Thomson Reuters until age 55 and that otherwise only the pension plan and defined benefit retirement plus plan benefits in the amount of $116,000 and $44,000, respectively, would be payable. Annual benefits reflect amounts payable as joint and survivor annuities.

3
The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2011 (the measurement date for 2011 year-end disclosure). The key assumptions include a discount rate of 4.55% and a rate of compensation increase of 3.5%.

4
Compensatory changes include service cost (with interest to the end of the year) plus plan changes and differences between actual and estimated earnings. The amount reflected for Mr. Smith was due to his increase in base salary and the increase in his SERP annual benefit from 50% to 60% of his base salary.

5	The non-compensatory change includes the interest cost on the accrued obligation plus change in discount rate from 4.55% to 4.0%.

6
The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2012 (the measurement date for 2012 year-end disclosure). The key assumptions for the SERP include a discount rate of 4.0% and a rate of compensation increase of 3.5%.

Thomson Reuters Management Proxy Circular

Termination Benefits

Potential Payments upon Termination

For severance payments, each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, pursuant to plan terms and conditions, if a named executive officer’s employment ended on or after July 1 due to involuntary termination without cause, death, disability or a change of control, then he would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. This type of payment would typically be made at an assumed target rate, and the payment would occur prior to year-end. Annual cash incentive payments are otherwise made following completion of the financial year, after measuring our company’s actual performance against predetermined goals. Each of our named executive officers would not receive an annual cash incentive award if his employment ended due to involuntary termination for cause or voluntary termination/resignation.

For stock options, pursuant to award terms and conditions, unvested options would vest or be forfeited as set forth below.

Termination Event	Vested Options	Unvested Options	Exercise Period
Holder’s business ceases to be a subsidiary of Thomson Reuters (2003-2006)

Holder’s business ceases to be a subsidiary of Thomson Reuters (2007)

Holder’s business is sold by Thomson Reuters (2008-2012)
	Remain exercisable	Fully vested
6 months

6 months. However, if the holder dies following termination of employment, the exercise period is 1 year

6 months. However, if the holder dies following termination of employment, the exercise period is 1 year

Involuntary termination for Cause	Forfeited	Forfeited	N/A

Involuntary termination without Cause	Forfeited (2003-2006) Remain exercisable (2007-2012)	Forfeited	N/A 3 months

Voluntary termination	Forfeited (2003-2006) Remain exercisable (2007-2012)	Forfeited	N/A 3 months

Normal Retirement	Remain exercisable	Fully vested	6 months (2003-2006) 3 years (2007-2008) 1 year (2009-2012)

Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement	6 months (2003-2006) 3 years (2007-2008) 1 year (2009-2012)

Disability	Remain exercisable	Fully vested	6 months (2003-2006) 1 year. However, if holder was eligible for Normal Retirement at the time of termination due to Disability, 3 years (2007-2008) 1 year (2009-2012)

Death	Remain exercisable	Fully vested	1 year (2003-2006; 2009-2012) 1 year. However, if holder was eligible for Normal Retirement at the time of Death, 3 years after termination (2007-2008)

Thomson Reuters Management Proxy Circular

For TRSUs, pursuant to award terms and conditions, units would have accelerated vesting or would be forfeited as set forth below.

Termination Event	Unvested TRSUs
Sale of the holder’s business by Thomson Reuters	Fully vested

Termination other than Normal Retirement, Disability, Death or sale of holder’s business (i.e., involuntary termination with/without cause or voluntary termination)	Forfeited
Normal Retirement	Fully vested

Early Retirement	Forfeited

Disability	Fully vested

Death	Fully vested

For long-term incentive awards (PRSUs), pursuant to award terms and conditions, units would vest or be forfeited as set forth below.

Termination Event	Unvested PRSUs; Before 2 1/2 years of 3 year performance period	Unvested PRSUs; After 2 1/2 years of 3 year performance period
Sale of the holder’s business by Thomson Reuters	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period

Termination other than Retirement, Disability, Death or sale of holder’s business (i.e., involuntary termination with/without cause or voluntary termination)	Forfeited	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period

Normal Retirement Early Retirement Disability Death	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period

For pensions, Messrs. Smith, Bello and Suchsland would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding their pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular. As noted in the “Pension and Other Retirement Benefits” section of this circular, Messrs. Craig and Ramamurthy do not participate in our defined benefit pension plans.

For benefits, amounts reflect the estimated amount for executive physicals, tax, financial planning and outplacement assistance and the continuation of generally available health and welfare benefits during the applicable period following termination.

None of our named executive officers is currently eligible for early retirement or normal retirement. As such, retirement is not presented in the table as a termination event.

Our named executive officers do not have a right to receive a gross-up for any U.S. federal or other excise tax that might be due upon termination.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies. Additional information is set forth in the “Severance Benefits” section below.

Thomson Reuters Management Proxy Circular

Each of our named executive officers may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer upon the specified events. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table.

The amounts in the table assume that:

•	The officer left our company on December 31, 2012; and

•	The price per share of our common shares on the NYSE on that date was $29.06 (which reflects the closing price on December 31, 2012, which was the last trading day of the year).

	Involuntary termination without cause	Involuntary termination for cause or voluntary resignation	Termination for good reason	Death or Disability	Change of control
James C. Smith
Severance	$3,100,000	-	-	-	3,100,000
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$3,160,000	-	-	60,000	3,100,000
Stephane Bello
Severance	$1,700,000	-	-	-	1,700,000
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,760,000	-	-	60,000	1,700,000
David W. Craig
Severance	$1,760,000	-	-	-	1,760,000
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,820,000	-	-	60,000	1,760,000
Michael E. Suchsland
Severance	$1,100,000	-	-	-	1,100,000
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,160,000	-	-	60,000	1,100,000
Shanker Ramamurthy
Severance	$1,700,000	-	1,700,000	-	1,700,000
Equity-based compensation1	2,874,524	-	2,874,524	-	-
Pension	-	-	-	-	-
Benefits	80,000	-	80,000	60,000	-
Total	$4,654,524	-	4,654,524	60,000	1,700,000

1
Mr. Ramamurthy would receive pro-rated, at-target distributions of PRSUs with respect to his long-term incentive awards for the 2011-2013 and 2012-2014 performance periods in the event of his termination without cause or if he resigned for good reason. Certain of Mr. Ramamurthy’s TRSUs and stock options would also vest.

Thomson Reuters Management Proxy Circular

Severance Benefits

We believe that our severance benefits are competitive with those provided to executive officers at comparable global companies. The key provisions of our severance guidelines as they relate to each named executive officer are summarized in the table below.

Description
Termination event triggering severance cash benefits and benefits continuation	Involuntary termination without “Cause”

Severance cash benefit	24 months’ base salary

Health and welfare benefits continuation	Continued participation in health and welfare plans over the same time period for which severance is payable

Pension benefits	Accrued and earned benefits under applicable plan rules

Pro-rated annual incentive awards	Annual incentive award would be pro-rated through the effective date of termination if the termination occurs on or after July 1

Treatment of share-based awards
All unvested options granted would immediately vest and become exercisable. Each of them would have 12 months following the effective date of termination to exercise their options.

All unvested PRSUs granted would be forfeited unless termination occurred after he had completed at least two and a half years of the three year performance period, in which case, the number of his PRSUs which was in proportion to his active service as an employee (measured in calendar days) during the performance period would become fully vested on the vesting date (as adjusted to reflect Thomson Reuters performance relative to the performance goals).

TRSUs would be forfeited.

Restrictive covenants	• Non-solicitation • Non-competition • Confidentiality and non-disparagement

Each individual would be expected to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits.

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As of March 15, 2013, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. The following table sets forth certain indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries as of March 15, 2013. A majority of the indebtedness reflected in the table below is owed by current employees to certain of our subsidiaries in connection with a business unit-level compensation arrangement.

Aggregate Indebtedness
Purpose	To Thomson Reuters or its subsidiaries	To another entity
Share purchases	–	–
Other	Approximately $1.2 million	–

Thomson Reuters Management Proxy Circular

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.8 million.

ADDITIONAL INFORMATION

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues before currency, underlying operating profit margin, free cash flow, adjusted EBITDA, adjusted EBITDA before capital expenditures, adjusted earnings per share (EPS) and return on invested capital (ROIC), are non-International Financial Reporting Standards (IFRS) financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2012 annual report. Adjusted EBITDA before capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are based on earnings from continuing operations and net cash provided by operating activities, as disclosed and reconciled in our 2012 annual MD&A. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Deirdre Stanley, Executive Vice President, General Counsel & Secretary, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

2013 Annual and Special Meeting - Questions from Shareholders

At the annual and special meeting, shareholders in attendance in Toronto will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Executive Vice President, General Counsel & Secretary at the address noted above in the “Communication with the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Thomson Reuters Management Proxy Circular

Where to Find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2012 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Additional Director Disclosure

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Datapoint Newco 1 Limited and Axellis Limited which were dissolved after liquidation proceedings in the U.K. in 2004 and 2012, respectively.

Share Repurchases

In 2012, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 15,000,000 common shares. The notice provides that we may purchase these shares between May 22, 2012 and May 21, 2013 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE. Common shares that we purchase under the bid are cancelled. In 2012, we repurchased 5,948,600 common shares at an average price per share of $28.26. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

DIRECTORS’ APPROVAL

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Deirdre Stanley
Executive Vice President, General Counsel & Secretary
March 25, 2013

Thomson Reuters Management Proxy Circular

APPENDIX A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose
Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.

Maximum number of shares issuable	50,000,000 shares
Shares issued as of December 31, 2012	16,070,103 shares, representing approximately 1.94% of our total issued and outstanding shares
Shares available for issue as of December 31, 2012	33,929,897 shares. In 2012, we issued approximately 2.4 million shares under the plan, which represented approximately 0.30% of our total issued and outstanding shares as of year-end.
Stock options and RSUs granted in 2012
Total awards granted in 2012 represented approximately 0.78% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2012 represented approximately 0.31% and RSUs granted in 2012 represented approximately 0.47%.

Total stock options and RSUs outstanding as of December 31, 2012
Total awards outstanding as of year-end 2012 represented approximately 2.16% of our total issued and outstanding shares. Of this amount, options outstanding as of year-end represented approximately 1.27% and RSUs outstanding as of year-end represented approximately 0.89%.

Other limits	•
The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, stock appreciation rights (SARs) or RSUs). Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.

•
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 2,500,000.

•
The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of our outstanding common shares as determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one-year period may not exceed 5% of the aggregate number of our outstanding common shares as determined on a non-diluted basis.

•
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.

Types of awards that may be issued	Non-qualified stock options, ISOs, SARs and awards of RSUs. Through March 15, 2013, we have only issued non-qualified stock options and RSUs under this plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.
Expiration of options
Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2012 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

Thomson Reuters Management Proxy Circular

Stock Incentive Plan (cont’d)
Plan amendments and changes	The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:
•
increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

	•	increases the maximum number of shares which may be issued under the awards held by a participant;
•
reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;
•
changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•
changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;
	•	changes the rights attaching to our common shares; or
	•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments.
Transfers and assignments
Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement. The HR Committee may also determine at the time of grant or thereafter that an award (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the HR Committee.

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2012	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2012	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Thomson Reuters Management Proxy Circular

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000 shares
Shares issued as of December 31, 2012	931,087 shares, representing approximately 0.11% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2012	6,068,913 shares
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs
Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.

Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2012, we made administrative amendments to the deferred compensation plan. These amendments did not require shareholder approval.

Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable
14,000,000 shares (comprised of 8,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan). If the item of business at the meeting to amend the U.S. ESPP is approved, this would increase to 21,000,000 shares for both plans and 15,000,000 for the U.S. ESPP. No change is contemplated at the meeting for the global ESPP.

Shares issued as of December 31, 2012	8,322,496 shares, representing approximately 1.01% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2012	5,677,504 shares, comprised of 1,586,120 shares for the U.S. ESPP and 4,091,384 for the global ESPP.
Types of equity-based awards that may be issued	Common shares
ESPP – key terms	•	The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
•
On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

•
A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

•
Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

SAYE	For employees based in the United Kingdom, the global employee stock purchase plan provided prior to 2010 operated as a Sharesave or “Save-As-You-Earn” plan. The ESPP was launched in the UK in 2010.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

Thomson Reuters Management Proxy Circular

401(k) Retirement Savings Plan
Eligibility	Substantially all of our U.S. employees.
Purpose	Provide eligible employees with a tax-qualified company-sponsored retirement savings plan.
Maximum number of shares issuable	Shares for our 401(k) retirement savings plan are currently purchased in the open market.
Shares issued as of December 31, 2012	Not applicable, since shares are purchased in the open market.
Shares available for issue as of December 31, 2012	Not applicable, since shares are purchased in the open market.
Contributions
Participating employees can contribute up to 25% of their eligible compensation on a combined before-tax or after-tax basis. We also make a company matching contribution to amounts contributed by participating employees. For participants in a U.S. defined benefit pension plan, the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan receive company matching contributions equal to 100% of the first 4% of eligible compensation that they contributed. The maximum before-tax contribution that can be made by a participating employee in 2013 is $17,500 per year (or $23,000 per year for certain participants age 50 and over).

Investment options	As of March 15, 2013, the plan had a number of different investment options, one of which was a company stock fund. Employees only contribute to the company stock fund if they have elected to do so.
Plan amendments
Substantially similar to the provisions of the stock incentive plan described above. In 2012, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses and for administrative purposes. These amendments did not require shareholder approval.

Thomson Reuters Management Proxy Circular

APPENDIX B

CHANGE OF AUDITOR NOTICE

TO:	PricewaterhouseCoopers LLP (Canada)

AND TO:	PricewaterhouseCoopers LLP (US)

Pursuant to National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”), Thomson Reuters Corporation (the “Company”) advises that effective November 28, 2012:

•
PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of the Province of Ontario (“PwC Canada”), resigned at the Company’s request as the independent auditor of the Company; and

•	PricewaterhouseCoopers LLP, a limited liability partnership organized under the laws of the State of Delaware (“PwC US”), has been appointed as the independent auditor of the Company.

The resignation of PwC Canada and the appointment of PwC US as the independent auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company.

The reports of PwC Canada on the Company’s financial statements for the years ended December 31, 2010 and 2011 did not express a modified opinion and there has not been an audit of the Company’s financial statements for any period subsequent to the year ended December 31, 2011.

In the opinion of the Audit Committee and the Board of Directors of the Company, there are no “reportable events” (as defined in NI 51-102).

Dated this 28th day of November 2012.

THOMSON REUTERS CORPORATION

By:	/s/ Linda J. Walker

Name:	Linda J. Walker

Title:	Senior Vice President, Controller & Chief Accounting Officer

Thomson Reuters Management Proxy Circular

November 28, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Prince Edward Island Securities Office,
Office of the Attorney General
Office of the Superintendent of Securities, Department of Justice,
Government of the Northwest Territories
Yukon Securities Office, Corporate Affairs,
Government of Yukon
Registrar of Securities, Department of Justice
Government of Nunavut

Dear Sirs / Mesdames:

We have read the statements made by Thomson Reuters Corporation in the attached copy of Change of Auditor Notice dated November 28, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated November 28, 2012.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership

Thomson Reuters Management Proxy Circular

November 28, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Prince Edward Island Securities Office,
Office of the Attorney General
Office of the Superintendent of Securities, Department of Justice,
Government of the Northwest Territories
Yukon Securities Office, Corporate Affairs,
Government of Yukon
Registrar of Securities, Department of Justice
Government of Nunavut

Dear Sirs / Mesdames:

We have read the statements made by Thomson Reuters Corporation in the attached copy of change of auditor notice dated November 28, 2012, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated November 28, 2012.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Ave, New York, NY, 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Thomson Reuters Management Proxy Circular

THOMSON REUTERS

3 Times Square
New York, New York 10036
United States
tel: +1 646 223 4000

333 Bay Street, Suite 400
Toronto, Ontario M5H 2R2
Canada
tel: +1 416 360 8700

www.thomsonreuters.com